40-33

811-4556


05000404

Transamerica

fund advisors


SEC MAIL PROCESSING
RECEIVED
JAN 11 2005
WASH. D.C.
179
SECTION

January 10, 2005

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (the "Act")

Dear Sir or Madam:

Please find enclosed, on behalf of Transamerica IDEX Mutual Funds, a copy of the Brever Plaintiffs' Sur-Reply Brief in Further Opposition to The Spahn and Fetzer Plaintiffs' Motion for Consolidation and Notice of Appearance in the following matter:

- John M. Spahn vs. Federated Investors, Inc.
  Case No. 04 CV 0352, Western District of Pennsylvania (filed 03/08/04).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions regarding this filing, please contact me at 727.299.1763.

Sincerely,



Timothy M. Richey
Assistant Vice President

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

Enclosures

S:\fundcomp\REORGANIZATION\Fund Compliance\Complaints\Class Action Claim Letters\Spahn, John M. lawsuit filings letter to SEC.DOC

Spahn pldg.

COPY

UNITED STATES DISTRICT COURT
FOR THE WESTERN DISTRICT OF PENNSYLVANIA

JOHN M. SPAHN, IRA, Individually and on Behalf of All Others Similarly Situated,	:	
Plaintiff,	:	
-against-	:	Civil Action No. 04-0352
FEDERATED INVESTORS, INC., et al.,	:	Judge David S. Cercone
Defendants.	:	

NOTICE OF APPEARANCE

Please enter the appearance of Carole S. Katz, Morgan, Lewis & Bockius LLP, One Oxford Centre, 32nd Floor, Pittsburgh, Pennsylvania 15219-6401, as counsel for nominal defendant IDEX Federated Tax Exempt Fund in the above-captioned proceeding.

MORGAN, LEWIS & BOCKIUS LLP

By: Carole S Katz

Carole S. Katz (Pa. I.D. No. 43911)
One Oxford Centre, 32nd Floor
301 Grant Street
Pittsburgh, PA 15219
(412) 560-3390

Joshua Pepper, Esquire
101 Park Avenue
New York, NY 10178
(212) 309-6765

Christian R. Bartholomew, Esquire
1111 Pennsylvania Avenue NW
Washington, DC 20004
(202) 739-6400

Attorneys for Defendant
IDEX Federated Tax Exempt Fund

Dated: November 8, 2004

1-PI/137468.1

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a copy of the foregoing Notice of Appearance was served by U.S. first-class Mail, postage pre-paid, on this 8th day of November, 2004, upon the following:

Alfred G. Yates, Esquire
429 Forbes Avenue
518 Allegheny Building
Pittsburgh, PA 15219

Eric A. Bensky, Esquire
Dickstein, Shapiro, Morin & Oshinsky, LLP
2101 L. Street N.W.
Washington, DC 20037-1526

Thomas L. Allen, Esquire
Perry A. Napolitano, Esquire
Roy W. Arnold, Esquire
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

Leiv H. Blad, Jr., Esquire
Boyd Cloern, Esquire
Clifford Chance US LLP
Washington, DC 20006-1001



Carole S. Katz

ORIGINAL

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

JOHN M. SPAHN, IRA, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0352 Judge David S. Cercone
SUZANNE FETZER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0719 Judge David S. Cercone
GARY M. BAUER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al., Defendants.	Civil Action No. 04cv0702 Judge Gary L. Lancaster

(caption continued on following page)

THE *BREVER* PLAINTIFFS' SUR-REPLY BRIEF IN FURTHER OPPOSITION TO THE *SPAHN* AND *FETZER* PLAINTIFFS' MOTION FOR CONSOLIDATION

RANDAL C. BREVER, for the use and benefit of the FEDERATED KAUFMANN FUND,

Plaintiff,

v.

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al.

Defendants.

Civil Action No. 04cv0855
Judge David S. Cercone

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Federal Cases

State Cases

Federal Statutes

THE *BREVER* PLAINTIFFS' SUR-REPLY BRIEF IN FURTHER OPPOSITION TO THE *SPAHN* AND *FETZER* PLAINTIFFS' MOTION FOR CONSOLIDATION

I. INTRODUCTION

The *Brever* Plaintiffs respectfully submit this sur-reply in further opposition to the *Spahn* and *Fetzer* Plaintiffs' Motion for Consolidation to address the new facts and arguments made since their last brief was timely filed on September 20, 2004.[1] In their Reply brief, the *Spahn* and *Fetzer* Plaintiffs implicitly concede that their Proposed Co-Lead Counsel in the *Spahn* and *Fetzer* actions[2] ("Proposed Co-Lead Counsel") have severe ethical problems. The *Spahn* and *Fetzer* Plaintiffs have tacitly acknowledged that their Proposed Co-Lead Counsel cannot adequately and ethically represent plaintiffs in these actions who have derivative claims under Section 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b), on behalf of the Federated Funds and at the same time represent the market timing plaintiffs who have claims against the Federated Funds in the Maryland action.[3] With the law against them, as pointed out by both Defendants and the *Brever* Plaintiffs in their briefs, the *Spahn* and *Fetzer* Plaintiffs' Reply represents their last-ditch (though unsuccessful) effort to change the factual landscape in the hopes of distracting this Court from their Attorneys' severe and unwaivable conflicts.

The *Spahn* and *Fetzer* Plaintiffs' attorneys attempt to paper over their conflict dilemma by amending their complaint in the market timing action – purportedly to drop the Federated Funds as defendants in that action – *nine days* after the *Brever* Plaintiffs' demonstrated the existence of Milberg Weiss and associated counsels' conflicts in their opposition briefing. They now argue that as a result of their attempt to drop the Federated Funds as defendants in the

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[1] To the extent that there are overlapping issues in the cases, the *Brever* Plaintiffs are not opposed to pre-trial *coordination* with the *Spahn* and *Fetzer* Actions. Pre-trial *coordination* would avoid the delay and prejudice to the *Brever* Action that would be caused by pre-trial *consolidation*. See section C *infra*.

[2] Collectively, the following cases shall be referred to herein as the "*Spahn and Fetzer* actions": *Spahn v. Federated Investors, Inc.*, No. 04-352 (W.D. Pa. filed Mar. 8, 2004), and *Fetzer v. Federated Investors, Inc.*, No. 04-719 (W.D. Pa. filed May 12, 2004). As of September 27, 2004, the undersigned counsel are now counsel for the Plaintiff in *Bauer v. Federated Equity Management Co. of Pa.*, No. 04-702 (W.D. Pa. filed May 10, 2004).

[3] *In re Excelsior, Federated, and Scudder*, No. 04-15861 (D. Md. filed Apr. 9, 2004).

Maryland market timing cases "the fundamental factual underpinning of the *Brever* Plaintiffs' entire opposition now is rendered incorrect." Reply, p. 2.

The *Spahn* and *Fetzer* Plaintiffs' attorneys' attempts to circumvent their conflicts of interest fail. As stated in the accompanying affidavit submitted by Professor Jeffrey J. Haas, counsel for the *Spahn* and *Fetzer* Plaintiffs, despite their statement to the contrary, are still suing the Federated Funds in the market timing case. At any rate, their purported abandonment of their claims against the Federated Funds in the Maryland action not only does nothing to mitigate their conflict – it further demonstrates the invidious effects of the conflicts. Geoffrey C. Hazard Supplemental Aff. at ¶¶ 3, 5; Robert H. Aronson Supplemental Aff. at ¶ 2; and Haas Aff. at ¶¶ 4, 16. As Professor Haas states, "counsel for the *Spahn* Plaintiffs is *incorrect* when it states: 'the Federated Funds are not named as defendants in the market-timing case.'" Haas Aff. at ¶ 16.

The *Spahn* and *Fetzer* Plaintiffs argue that their class action/illicit revenue sharing cases should be consolidated with the *Brever* derivative/excessive management fee cases in this district to best serve the interests of judicial economy. In fact, as pointed out in the *Brever* Plaintiffs' opposition briefing, the similarities between the *Brever* actions and the *Spahn* and *Fetzer* actions are incidental and do not independently justify consolidation. Furthermore, ethics rules and standing requirements cannot give way to convenience and efficiency. A case rooted in conflicted behavior by the Defendants should not be prosecuted by Plaintiffs and counsel beset by unwaivable conflicts of interest themselves.

II. ARGUMENT

A. By Amending Its Market Timing Complaint, Counsel for the *Spahn* and *Fetzer* Plaintiffs Has Not Resolved its Conflicts of Interest.

On September 29, 2004, *nine days after* the *Brever* Plaintiffs' filed their Memorandum of Law in Opposition to Motions for Appointment of Co-Lead Counsel and For Consolidation (hereinafter "Opposition Memorandum"), Plaintiffs in the *In Re Mutual Funds Investment Litigation [Federated Sub-Track]* represented by Milberg Weiss Bershad & Schulman LLP

("Milberg Weiss") filed a Consolidated Amended Complaint in their market timing action pending in the District Court of Maryland. Although they tell this Court that "the Federated Funds were not named as defendants" in the Amended Complaint (Reply, p. 2), they are wrong. Haas Aff. at ¶¶ 4, 16. That is because counsel for the *Spahn* and *Fetzer* Plaintiffs are suing the following Federated entities as defendants in the market timing action: Federated Equity Funds, Federated Index Trust, Federated Stock Trust, Federated High Yield Trust, and Federated Institutional Trust. These entities are, in actuality, the Federated Funds. Haas Aff. at ¶¶ 4, 16. Counsel for the *Spahn* and *Fetzer* plaintiffs either do not understand this fundamental fact, or they are misleading the Court. Either way, the Federated Funds should not be represented here by a Proposed Co-Lead Counsel who have pecuniary interests adverse to the interests of the Federated Funds.

The attempted deletion of the Federated Funds as defendants in the market timing action changes nothing – the *Spahn* and *Brever* Plaintiffs and their counsel still seek recovery from the Federated Funds in the market timing case and still suffer from the conflicts of interests demonstrated in the *Brever* Plaintiffs' Opposition Memorandum. As Professor Aronson states, "Milberg Weiss's and its associated counsels' attempt to cure its ethical conflict by suing the same defendants, but under different names ... has done nothing to cure the conflict." Aronson Supplemental Aff. at ¶ 2; Hazard Supplemental Aff. at ¶¶ 3, 5; and Haas Aff. at ¶¶ 4, 16. At any rate, even if Proposed Co-Lead Counsel had dropped the Federated Funds as defendants in Maryland so that they could seek to represent the Federated Funds in a derivative capacity herein, they would simply be engaging in a game of "hot potato." Such behavior has been severely criticized by the courts. Simply stated, in order to avoid a conflict, "a firm may not drop a client like a hot potato, especially if it is in order to keep happy a far more lucrative client." *Picker Int'l, Inc. v. Varian Assocs., Inc.*, 670 F. Supp. 1363, 1365 (N.D. Ohio 1987) aff'd 869 F.2d 578 (1989). "Such behavior is unethical as it violates attorneys' duty of loyalty." *Int'l Longshoreman's Ass'n, Local Union 1332 v. Int'l Longshoreman's Ass'n*, 909 F. Supp. 287, 293 (E.D. Pa. 1995). *See also Chem. Bank v. Affiliated FM Ins. Co.*, No. 81-0150, 1994 WL 141951 (S.D.N.Y. April 20, 1994); *Harte Biltmore Ltd. v. First Pa. Bank, N.A.*, 655 F. Supp. 419, 422 (S.D. Fla. 1987); *Santacroce v. Neff*, 134 F. Supp. 2d 366 (D.N.J. 2001); *James v. Teleflex, Inc.*, No. 97-1206, 1999 WL 98559 (E.D. Pa. Feb. 24, 1999).

The concerns raised by the court in *Krim v. pcOrder.com, Inc.*, 210 F.R.D. 581 (W.D. Tex. 2002), where the court criticized one of the counsel for the *Spahn* and *Fetzer* Plaintiffs in this case, are equally applicable here. After concluding that Milberg Weiss could not adequately represent plaintiffs in multiple lawsuits in which they sought to represent different classes of shareholders of pcOrder.com, against the same defendants, the Court rejected their offer to withdraw from some, but not all, of the cases:

> Mr. Baskin and Milberg Weiss both offer to withdraw from representing the class in the *Martens* case, but Milberg Weiss will continue as lead counsel in the New York Litigation. Milberg Weiss would also withdraw as lead counsel in this case and Mr. Baskin would alone serve as lead counsel and make all decisions required of lead counsel. **This proposal not only fails to erase all of this Court's concerns about potential conflicts, it clearly illustrates them and causes the Court to question the zeal with which counsel are looking after their clients' interests as opposed to their own**. Counsel quickly dropped the class in the lower-dollar state action, but decided to stay involved in this and the New York Litigation, both potentially more lucrative.... If counsel were truly concerned with their clients' interests, they would have offered to withdraw from all potentially conflicting representations, not just the ones with the least amount of money at stake.

Id. at 589-91 (Emphasis added).

Here, instead of dropping one case to pursue a more lucrative one, Proposed Co-Lead Counsel (Milberg Weiss, et al.) try to play both ends against the middle in order to maintain a position in both cases. They do so by attempting to amend their way out of the conflict. In their initial complaints, the market timing plaintiffs alleged that the Federated Funds' prospectuses were false and misleading. In the amended complaint, the Proposed Co-Lead Counsel still allege that the Federated Fund prospectuses were false and misleading. As such, even if they did drop the Federated Funds as defendants, they would still have to prove that the Federated Funds engaged in culpable conduct. This is because in their amended market timing complaint they assert control person claims against Federated and others for violations of Section 20(a) of the Securities Exchange Act of 1934, as amended, 15 U.S.C. § 78t-1, as control persons of the "Federated Funds." Reply, Exh. A, Count VI, ¶¶ 198-203, pages 74-75 (note paragraph numbering out of order in the amended market timing complaint). In order to prevail on a claim for control person liability, they will have to prove "an underlying violation by a controlled person or entity," *Aldridge v. A.T. Cross Corp.*, 284 F.3d 72, 85 (1st Cir. 2002), here, the Federated Funds.

In their attempt to ameliorate their conflict problem in this case, Milberg Weiss has ill-served the interests of class members in the Federated market timing case by attempting (though unsucessfully) to jettison defendants primarily liable for section 11 violations under the Securities Act in favor of much more difficult fraud claims asserted against a party not reached by section 11 at all.

Indeed, their attempt to change the "factual underpinnings," after the *Brever* Plaintiffs pointed out their conflict, only reinforces that Proposed Co-Lead Counsel cannot ethically or adequately serve the interests of the shareholders who bring suit on behalf of the Federated Funds under section 36(b) of the Investment Company Act.

B. **<u>Counsel for the *Spahn* and *Fetzer* Plaintiffs, and the *Spahn* and *Fetzer* Plaintiffs Themselves, Have Conflicts That Prevent Them From Bringing Claims on Behalf of the Federated Funds under Section 36(b) of Investment Company Act.</u>**

As explained above, in the Market Timing Case, Counsel for the *Spahn* and *Fetzer* Plaintiffs are suing the very same mutual funds on whose behalf the *Spahn and Fetzer* actions are purportedly being brought – presenting a clear conflict of interest. Aronson Supplemental Aff. at ¶ 2; and Hazard Supplemental Aff. at ¶ 5. "The undivided loyalty that a lawyer owes to his clients forbids him, without the clients' consent, from acting for [Federated Funds] in one action and at the same time against [the Federated Funds] in another." *McCourt Co., v. FPC Props., Inc.,* 386 Mass. 145, 146, 434 N.E.2d 1234 (1982).

There is nothing unique about a mutual fund that makes it an atypical corporation as the *Spahn* and *Fetzer* Plaintiffs suggest (*Spahn* and *Fetzer* Plaintiffs' Reply, at p. 10). On the contrary, because a mutual fund is "a pool of assets consisting mostly of portfolio securities that belongs to the individual investors holding shares in the fund," *Tannenbaum v. Zeller,* 552 F.2d 402, 405-06 (2d Cir. 1977), the negative impact of any judgment or settlement against the Federated Funds in the market timing cases would be more direct and immediate because any settlement or judgment against the Federated Funds in the market timing cases will, dollar for dollar, reduce the net asset value of the Funds and directly impact the price at which current shareholders of the Federated Funds could redeem their shares of those funds.[4]

As Professor Aronson explained in his initial Affidavit, proposed Co-Lead counsel's conflict is not merely technical:

> The simple point is that recovery to shareholders in the class case will be very different from any benefit enjoyed by shareholders if the derivative suit succeeds. Separate groups are involved, and their interests are not only different; they are incompatible.

[4] Federated Funds are 'open end' companies or mutual funds and are "required by law to redeem its securities on demand at a price approximating their proportionate share of the fund's net asset value at the time of redemption." *United States v. Nat'l Ass'n of Sec. Dealers, Inc.*, 422 U.S. 694, 698 (1975).

Affidavit Professor Robert H. Aronson, dated July 20, 2004, at ¶ 6.

Furthermore, Milberg Weiss's and its associated counsels' conflict raise serious public policy concerns:

> As stated in Rule 1.7, dual representation of clients with adverse interests is permitted only if the lawyer reasonably believes the representation will not adversely affect the relationship with the other client and each client consents after consultation and a full disclosure of the material facts. In a situation where an attorney has a potential conflict when representing two or three clients, the attorney could potentially meaningfully obtain consent from the clients whose interests conflict. However, in the situation presented here, the clients who must consent to the representation are the class plaintiffs and the derivative plaintiffs. As stated in my previous affidavit, the class plaintiffs in the market timing cases are really three groups of plaintiffs with sometimes-competing interests vis-à-vis the derivative plaintiffs.

Aronson Supplemental Aff. at ¶ 3.

Professor Hazard further illustrates the point in his Supplemental Affidavit, stating that the supposed dropping of certain defendants does not change the conflict:

> I have read and reviewed the Affidavit of Professor Jeffrey Haas filed in this case. Professor Haas explains that despite Milberg Weiss and associated counsel's argument to the contrary, they are still suing the funds in the market timing case against Federated. Accordingly, Milberg Weiss and associated counsel have not eliminated any conflict of interest arising through their service as class counsel in the market timing cases.

Hazard Supplemental Aff. at ¶ 3.

In *In re Pacific Enterprises Securities Litigation*, 47 F.3d 373, 378 (9th Cir. 1995), the Ninth Circuit expressed precisely these concerns about how such a conflict, involving one of the same law firms at issue here, could improperly impact settlement negotiations:

> Weinstein also argues that the linked settlement is biased because Milberg Weiss had a conflict of interest in representing both the derivative plaintiffs and the securities plaintiffs.... Weinstein alleges that because of a conflict of interest, Milberg Weiss was willing to accept a lower derivative settlement so long as the class action produced a large recovery.

We are concerned about the potential conflicts created by the linked settlement and **by Milberg Weiss's dual representation of derivative and securities plaintiffs**, but Weinstein failed to raise these issues at anytime prior to his appeal. A timely objection could have been properly evaluated *before* extensive settlement negotiations were concluded.

Id. Emphasis added. *See also Krim v. pcOrder.com, Inc.*, 210 F.R.D. 581, 590 (W.D. Tex. 2002) ("counsel participated in a full week of settlement negotiations with Defendants who offered to settle all lawsuits against pcOrder.com. Although unsuccessful, the negotiations demonstrate the problematic nature of counsel's multiple representations in negotiations.").

The overwhelming weight of authority – cited in the *Brever* Plaintiffs' Opposition Memorandum – favors the appointment of separate class and derivative counsel because of this conflict. *See Koenig v. Benson*, 117 F.R.D. 330, 334 (E.D.N.Y. 1987) ("it is difficult to understand how an attorney can properly represent the interests of a corporation and its present shareholders in a derivative action brought on their behalf, and, at one and the same time, properly represent its present and/or former shareholders in a class action against the corporation without compromising the independence of professional judgment and loyalty to these two groups of clients with potentially conflicting interests."); *Hawk Indus., Inc. v. Bausch & Lomb, Inc.*, 59 F.R.D. 619, 624 (S.D.N.Y. 1973) ("Here, however, co-counsel is bound to pursue two actions to the best of his ability and as vigorously as possible. If both are successful, one action would result in a recovery for the corporation; the other would result in a detriment to the corporation. It is difficult to see how counsel could retain his independence of professional judgment and loyalty to his clients and their interest in both suits."); *Ruggiero v. Am. Bioculture, Inc.*, 56 F.R.D. 93, 95 (S.D.N.Y. 1972) ("there is a substantial question as to whether the attorneys for the Freed plaintiffs can represent them in the derivative Suit and the class action without violating the Canons of Ethics").[5]

[5] The cases cited by the *Spahn* and *Fetzer* Plaintiffs are also inapposite. *In In re Dayco Corp. Derivative Sec. Litig.*, 102 F.R.D. 624 (S.D. Ohio 1984) (*Spahn* and *Fetzer* Plaintiffs Reply at 7-8, counsel in the derivative action was not simultaneously suing the corporation which he was seeking to represent. Thus, the case was analyzed under the less restrictive ethical rules governing successive representation as opposed to the stricter rules governing

Indeed, the conflict issue raised by the *Brever* Plaintiffs is rarely litigated because counsel themselves usually recognize that separate derivative and class counsel are required. Although class cases and derivative cases are often coordinated, they are typically not consolidated, and separate counsel is appointed to represent class claims and derivative claims.[6] Significantly, even in the market timing cases, the court appointed separate class counsel to represent the interests of the Class and separate derivative counsel to represent the interests of the Federated Funds. Notably, Bernstein Liebhard & Lifshitz, L.L.P. was appointed lead counsel for the class claims but not for the derivative claims. A different law firm, Pomerantz Haudek Block Grossman & Gross L.L.P., was appointed lead counsel for the derivative claims to represent the interest of the Federated Funds. *See* Exhibit A, at p. 3.

Ultimately, the *Spahn* and *Fetzer* Plaintiffs simply do not – and cannot – explain why it would be in the best interests of the Federated Funds and its current shareholders for their

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simultaneous representation. In particular, *Dayco* distinguished those cases involving simultaneous representation, including the Second Circuit's opinion in *Cinema 5, Ltd. v. Cinerama,* 528 F.2d 1384, 1387 (2d Cir. 1976), which held that "[w]here the relationship is a continuing one, adverse representation is prima facie improper." Here, counsel in the *Spahn* and *Fetzer* actions are attempting to simultaneously represent the Federated Funds and to sue the Federated Funds. Unlike counsel in *Dayco,* they have not withdrawn as counsel in the market timing cases.

In *Bertozzi v. King Louie Int'l, Inc.,* 420 F. Supp. 1166 (D.R.I. 1976) (*Spahn* and *Fetzer* Plaintiffs' Reply at 7-8), the court observed that there is a distinction between those cases where counsel is seeking to represent class and derivative interests in the same case arising out of the same facts and those where counsel is seeking to represent class and derivative interests in different cases, pending in different courts and arising out of different facts: "Indeed, the court *in Hawk Industries* specifically distinguished the two conflicting authorities on the basis that *Heilbrunn v. Hanover Equities Corp.,* 259 F. Supp. 936 (S.D.N.Y. 1966) [cited in the *Spahn* and *Fetzer* Plaintiffs' Reply at 8] involved alternative theories for recovery presented in the same action so that counsel could vigorously pursue any line of evidence which would result in recovery, whereas *Ruggiero* and the case before it bound counsel to pursue two independent actions pending in different courts." *Id.* at 1179. These cases are analogous to *Ruggiero* and *Hawk Industries* and not *Bertozzi* and *Heilbrunn.* Here, Proposed Co-Lead Counsel attempt to represent derivative interests in the *Spahn and Fetzer* actions and class interests in the market timing actions which do not involve alternate theories of recovery for the same wrong.

[6] For example, in *In re Lucent Technologies, Inc. Securities Litigation,* No. 00-CV-621 (JAP) (D.N.J.), in which Bernstein Litowitz served as lead class counsel, there was separate derivative counsel appointed and the class actions were coordinated but not consolidated with the derivative actions. *See In Re Lucent Tech. Sec. Litig.*, 327 F. Supp. 2d 426, 459 (D.N.J. 2004); hereto); *See* also *In re Enron Corp. Securities, Derivative & 'ERISA' Litigation* No. MDL-1446 (S.D. Tex. Filed Dec. 12, 2001) (Exhibit B hereto); (The Actions shall be consolidated into three cases consisting of the: (1) Securities Actions; (2) Derivative Actions; and (3) ERISA Actions.); and *In re Goodyear Securities, Derivative & ERISA Litigation,* Nos. 03-2166, 03-2180, 03-2182, slip op. At 2-3 (N.D. Ohio Dec. 31, 2003) (Exhibit C hereto) ("The Actions shall be consolidated into three cases consisting of the: (1) Securities Actions; (2) Derivative Actions; and (3) ERISA Actions."); and *In re Mutual Funds Investment Litigation* [All Tracks] MDL-1586, (D. Md. consolidated February 20, 2004) (attached hereto as Exhibit A).

counsel to represent both class and derivative interests where, as here, the *Brever* Plaintiffs have retained counsel who have substantial experience in the prosecution of shareholders and securities class and derivative action, and who are not burdened by Proposed Co-Lead Counsel's conflicts. This is not a situation where the Federated Funds and its current shareholders would be without representation as is the case where defendants move to disqualify an attorney or deny class certification, and in reality seek to leave the plaintiff without representation.[7] In this case, the *Brever* Plaintiffs and their counsel are prepared to litigate vigorously the section 36(b) claims on behalf of the Federated Funds. The *Brever* actions should proceed separately and be independently prosecuted by the undersigned counsel.

C. <u>Any Similarities Between the *Spahn* and *Fetzer* Actions and the *Brever* Action are Incidental and Do Not Justify Consolidation</u>.

The *Spahn* and *Fetzer* Plaintiffs argue that the *Brever* derivative/excessive management fee case should be consolidated with their class/illicit revenue sharing cases because, in their opinion, all of the cases involve claims that defendants charged excessive fees to the Federated Funds. *Spahn* and *Fetzer* Plaintiffs' Reply at 19-22. Meanwhile, as indicated in their briefing, neither the *Brever* Plaintiffs nor Defendants agree with them.[8]

The moving party bears the burden of proof on a motion for consolidation. *See In re Consol. Parlodel Litig.*, 182 F.R.D. 441, 444 (D.N.J.1998). A threshold requirement for consolidation is whether there exists a common question of law or fact. *Id.* While the existence of common issues is a prerequisite for consolidation, their mere presence does not compel consolidation. *Liberty Lincoln Mercury, Inc. v. Ford Mktg. Corp.*, 149 F.R.D. 65, 81 (D.N.J.

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[7] That was the situation in the cases cited by the *Spahn* and *Fetzer* Plaintiffs. *See In re Dayco Corp. Derivative Sec. Litig.*, 102 F.R.D. 624, 626 (S.D. Ohio 1984); *Bertozzi v. King Louie Int'l, Inc.* 420 F. Supp. 1166, 1178-79 (D.R.I. 1976); *Heilbrunn v. Hanover Equities Corp.*, 259 F. Supp. 936, 938-39 (S.D.N.Y. 1966).

[8] To the extent that there are overlapping issues in the cases, they can be addressed by pre-trial <u>*coordination*</u> of the *Spahn and Fetzer* actions and the *Brever* action, which the *Brever* Plaintiffs have already agreed to do. See, e.g., n.1 of the Opposition Memorandum. Pre-trial coordination would not suffer from the problems such as delay and prejudice as described herein. It is important to note that in the market timing cases, the derivative and class cases were not consolidated, but merely coordinated for pretrial purposes. See Exhibit A.

1993). A motion to consolidate may be denied if the common issue is not a principle one, if it will cause delay in one of the cases, or will lead to confusion or prejudice in the trial of a case. *See Farahmand v. Rumsfeld*, No. 02-1236, 2002 WL 31630709, at *2, (E.D.Pa., Nov 20, 2002) *citing* 9 Charles Alan Wright & Arthur R. Miller, Federal Practice and Procedure § 2382 (2d ed. 1995).

The motion to consolidate ignores glaring and material factual differences between the *Spahn and Fetzer* actions and the *Brever* action, which have the potential to delay drastically a resolution of the *Brever* action and cause confusion in the administration and proceeding of the *Spahn and Fetzer* actions and the *Brever* actions.

1. The *Brever* Action is Fundamentally Different From the *Spahn* and *Fetzer* Actions.

The *Brever* action states a succinct, streamlined claim, asserted as a statutory **derivative** action against Federated, alleging that Federated charged **excessive advisory fees** in violation of section 36(b) of the ICA. The claims stated in the *Brever* actions are brought against Defendants [Federated Equity Management Company of Pennsylvania, Federated Securities Corp., Federated Advisory Services Company, Federated Global Investment Management Corp., Passport Research II, Ltd., and Federated Investment Management Company] and relate only to funds owned by the *Brever* Plaintiffs for which Federated provides investment advisory services. The complaints center on the advisory and distribution fees of the Federated Kaufmann Fund and the Federated Capital Income Funds for the one year period prior to the commencement of the action. The *Brever* action does not challenge fees charged in the 131 other Federated Funds – which include money market funds, corporate bond funds, municipal bond funds and specialty funds – that are not owned by the named plaintiffs. See Opposition Memorandum at 2-3.

The *Spahn and Fetzer* actions, on the other hand, assert a variety of **class** claims arising out of a complex and detailed fraudulent scheme involving **illicit payments** to retail brokers, knowing breaches by fund trustees and false statements in fund prospectuses. The *Spahn* and

Fetzer class/illicit revenue sharing cases are brought against numerous corporate and individual defendants, many of whom have separate counsel, for a veritable laundry list of violations associated with the 133 separate funds in the Federated fund complex, all of which are named in the *Spahn* and Federated class actions as nominal defendants. It also asserts claims on behalf of the purchasers of the 133 Federated Funds over the course of a nearly a five year period.

Although both the *Spahn and Fetzer* class actions and the *Brever* derivative action include claims for excessive fees in violation of section 36(b) of the ICA, the facts underlying those claims are very different. The *Spahn* and *Fetzer* class Plaintiffs, for the purposes of their motion to consolidate, now seek to portray their case as an excessive fee case. It is not. Even a cursory reading of the *Spahn* and *Fetzer* and related complaints shows that the focus of the complaints is on the improper use of fund assets to make improper and undisclosed payments to securities brokers to aggressively push Federated funds on their customers over funds from other companies (i.e., "illicit payments"). The *Spahn and Fetzer* class actions also allege that the defendants filed false and misleading prospectuses for the Federated Funds, which was again designed to increase participation in the Federated funds.

The arguments in the *Spahn and Fetzer* class actions related to economies of scale and excessive management fees are incidental to the broader claims in the *Spahn and Fetzer* class actions of widespread fraud at Federated. On the other hand, the claims in the *Brever* derivative action contain focused allegations that Federated charged excessive investment advisory fees to the two Federated Funds at issue in the cases. The *Brever* derivative action alleges no fraud, and the vast majority of the allegations in the *Spahn and Fetzer* class actions have absolutely no relevance to the *Brever* derivative action. Indeed, aside from the one cause of action the *Spahn and Fetzer* class actions and the *Brever* derivative action incidentally share, the other claims made in the *Spahn and Fetzer* actions are so different from the claims in the *Brever* action that they have different pleading requirements, different elements, different procedural requirements, different defendants, and, particularly with respect to the fraud allegations in the *Spahn* and

Federated actions, different standards of proof. See *Connell v. Bernstein-Macauley, Inc.*, 67 F.R.D. 111, 113-14 (S.D.N.Y. 1975) (denying consolidation because the former pair of actions concerned both issues and parties not involved in the latter pair of actions); *Cont'l Bank & Trust Co. v. Ols. E. D. Platzer*, 304 F. Supp. 228, 229 (S.D. Tex. 1969) (denying consolidation where "one of three causes of action" in the former actions "relate[d] to the transaction which gave rise to both" of the other actions); *Ingenito v. Bermec Corp.*, 376 F. Supp. 1154, 1166-69 (S.D.N.Y. 1974) (consolidation denied since the wrongdoing in the cases was not uniform and not in the same time periods, even though the various actions asserted claims under the same provisions of the federal securities law against many of the same defendants).

Given the fundamentally different nature of the *Spahn* and *Fetzer* class/illicit revenue sharing actions versus the *Brever* derivative/excessive advisory fee actions, confusion will result if the cases are consolidated. Furthermore, consolidation of the cases would be unfair to the *Brever* derivative Plaintiffs, who have plead their excessive fee causes of action with precision and accuracy, versus the *Spahn* and *Fetzer* class Plaintiffs who try to cast their illicit revenue sharing cases as excessive fee cases as an afterthought.

2. Consolidation of the *Brever* Derivative Action with the *Spahn* and *Fetzer* Class Actions Will Delay the Resolution of the *Brever* Excessive Management Fee Claims and Result in Prejudice to the *Brever* Plaintiffs.

Judicial resources and time will be unnecessarily wasted if the *Brever* derivative action is consolidated with the *Spahn and Fetzer* class actions. The limited and succinct issues in the *Brever* derivative action will immediately become bogged down by the complex, detailed and far-reaching claims in the *Spahn and Fetzer* class actions. There are numerous issues in the *Spahn and Fetzer* class actions that will need to be resolved before those cases can proceed to the discovery phase and ultimately to a trial. Most of these issues are unique to the *Spahn and Fetzer* class actions and would not appear in the *Brever* derivative action if that action proceeded independently.

The *Brever* derivative action is strictly statutory, brought on behalf of the two Federated funds specified in the *Brever* Complaint. The *Spahn and Fetzer* class actions, on the other hand, are brought on behalf of a class, consisting of all investors who purchased or held shares in any of the 133 funds listed as nominal defendants during the time period of March 9, 1999 through January 9, 2004. Because the *Spahn* and *Fetzer* class actions are brought on behalf of a potentially enormous class of investors, substantial discovery and litigation pertaining to class certification must be resolved before the *Spahn* and *Fetzer* class actions can progress to the merits. Those kind of class certification issues can often take months, if not years, to resolve. The *Brever* derivative action, on the other hand, is not subject to any of those procedural hurdles as per statute. There will be no Rule 23 or Rule 23.1 proceedings in the *Brever* derivative action. *See Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 540 (1984). There also will be no need to litigate the standing of the *Brever* Plaintiffs to sue on behalf of the two Federated Funds at issue, because the *Brever* Plaintiffs own shares in each of those funds. The *Brever* derivative action should not be delayed, so that issues that have no relevance to their claims are litigated for years.

There are also a number of material differences between the *Brever* derivative action and the *Spahn* and *Fetzer* class actions that have the potential to create conflicts and confusion if the cases are consolidated. All of those issues will have the combined effect of increasing the burden on the Court rather than meeting the goal of consolidations: to promote convenience and judicial economy. One glaring difference between the *Brever* derivative action and the *Spahn* and *Fetzer* class actions is the difference in damage periods. While the *Spahn* and *Fetzer* class actions seek to represent a class of investors who held Federated mutual funds shares between March 8, 1999 and January 9, 2004, the *Brever* derivative action, which is subject to a one-year statue of limitation period as per section 36(b)(3) of the ICA, 15 U.S.C. § 80a-35(b)(3), seeks damages starting from one year prior to the initiation of the action, or from February 25, 2003, and continuing through trial (if the defendants continue to extract excessive fees through trial). The difference in the damage periods creates the potential for conflicting interests within the same consolidated action and confusion at a trial as to what evidence is applicable to which time period and how to calculate damages for different time periods. The conflict and the confusion surrounding potential trials outweigh the limited benefits that consolidation would provide.

Furthermore, the *Brever* derivative action requires a bench trial, whereas the plaintiffs in the *Spahn* and *Fetzer* class actions have demanded a jury trial. *See In re Evangelist*, 760 F.2d 27, 31 -32 (1st Cir. 1985) (shareholder of investment company who sued company and its investment advisor, claiming that company was paying advisor too large a fee was not entitled to a jury trial, as claim was basically equitable, despite shareholder's prayer for damages in his request for relief); *Kalish v. Franklin Advisers, Inc.*, 928 F.2d 590, 591 (2d Cir. 1991) (derivative action to recoup allegedly excessive fees paid by fund to investment advisor was equitable in nature and thus shareholder had no right to a jury trial). The fact that the *Spahn* and *Fetzer* Plaintiffs have demanded a jury trial while the *Brever* Plaintiffs have not will most likely result in separate trials of the class claims and the derivative claims. Consolidation of the class claims and derivative claims makes little sense if the claims must be tried separately. *See United States EPA v. City of Green Forest, Ark.*, 921 F.2d 1394, 1403 (8th Cir. 1990) (upholding district court's refusal to consolidate actions in part because the claims in one action were to be tried to a jury and the claims in the other action were to be tried to the court); *Tucker v. Arthur Andersen & Co.*, 73 F.R.D. 316, 318 (S.D.N.Y. 1976) (denying motion to consolidate in part due to the fact that confusion would result from the facts that jury demands were made in one of the actions while the other action had to be tried to the court).

In sum, there are material differences between the *Brever* derivative action and the *Spahn* and *Fetzer* class actions which make consolidation inappropriate.

D. The *Spahn* and *Fetzer* Plaintiffs Do Not Have Standing to Sue On Behalf Of Mutual Funds That They Do Not Own: Section 36(b) of the Investment Company Act Does Not Permit a Shareholder of One Mutual Fund to Bring an Action on Behalf of Another Mutual Fund in Which He Holds No Shares.

The *Spahn* and *Fetzer* Plaintiffs attempt to assert claims under Section 36(b) of the ICA on behalf over 127 Federated Funds that they did not purchase. Quite simply, they do not have standing to do so.

Section 36(b) imposes a fiduciary duty on the investment adviser not to charge excessive fees and creates a private right of action by a shareholder of the injured mutual fund, on behalf of that mutual fund, against the adviser for a breach of this duty. In this regard Section 36(b) is explicit:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services. ... An action may be brought under this subsection by the Commission, or **by a security holder of such registered investment company on behalf of such company**, against such investment adviser ... for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company....

15 U.S.C. § 80a-35(b) (emphasis added). "Pursuant to 15 U.S.C. § 80a-35(b), plaintiffs do not have standing to bring a § 36(b) claim on behalf of investment companies other than the funds in which they are security holders." *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486, 493 (N.D. Ill. 1999); *Olesh v. Dreyfus Corp.*, No. 94-1664, 1995 WL 500491, at *20 (E.D.N.Y. Aug. 8, 1995) (rejecting plaintiffs' efforts to maintain action under § 36(a) not only on behalf of funds owned by plaintiffs, but on behalf of "the Dreyfus family of funds"); *Dandorph v. Fahnestock & Co.*, 462 F. Supp. 961, 965 (D. Conn. 1979) ("plaintiff who does not hold stock in the investment company lacks standing to sue under the Investment Company Act").

As the Court explained in *Weiner v. Winters*, 50 F.R.D. 306 (S.D.N.Y. 1970):

> There is nothing in the Investment Company Act (15 U.S.C. § 80a-1 et seq.) which would authorize a shareholder of one mutual fund to bring a derivative action on behalf of another mutual fund in which he holds no shares.... "Standing to assert claims under the Investment Act extends to any person holding an ownership interest in a company subject to the Act....

***

> It is clear that in the instant case, plaintiff, who owns no shares in the moving defendants, has no capacity to maintain a derivative action on their behalf.

Id. at 310-11 (emphasis added), quoting *Gen. Time Corp. v. Am. Investors Fund, Inc.*, 283 F. Supp. 400 (S.D.N.Y.), *aff'd on other grounds*, 403 F.2d 159 (2nd Cir. 1968), *cert. denied sub nom. Gen. Time Corp. v. Talley Indus., Inc.*, 393 U.S. 1026 (1969).

The *Spahn* and *Fetzer* Plaintiffs do not cite a single case which has held that a shareholder of one mutual fund has standing to sue under section 36(b) on behalf of the entire fund complex. Rather, relying on the so-called "juridical links" doctrine that has been applied by some courts in class actions, they argue that they can bring suit on behalf of funds which they do not own. Whatever application the "juridical links" doctrine may have in the class action context, it has no applicability in a derivative or representative action.[9] The *Brever* Plaintiffs are not aware of – nor have the *Spahn* and *Fetzer* Plaintiffs cited – a single case where the doctrine has been applied in a section 36(b) case. Nor do they cite a single case where it has been applied in a derivative context to permit a shareholder to represent an entity – whether it be a corporation, mutual fund, or partnership – in which the shareholder had no equitable interest.[10]

Like any other investor, the *Spahn* and *Fetzer* Plaintiffs only have standing to sue on behalf of the funds that they hold. Because the *Spahn* and *Fetzer* Plaintiffs only own one of the

---

[9] Even in the class action context, courts have also held that plaintiffs lack standing to maintain class claims on behalf of purchasers of mutual funds other than the mutual fund which the plaintiffs actually own. See *Nenni v. Dean Witter Reynolds, Inc.*, No. 98-12454, slip op. at 5 (D. Mass. Sept. 29, 1999); *see also Ramos v. Patrician Equities Corp.*, 765 F. Supp. 1196, 1199 (S.D.N.Y. 1991); *In re Colonial Ltd. P'ship Litig.*, *854* F. Supp. 64, 82-83 (D. Conn. 1994); *Spira v. Nick*, 876 F. Supp. 553, 562 (S.D.N.Y. 1995).

[10] Citing *Kamen v. Kemper Financial Services*, 500 U.S. 90, 108 (1991) and *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 540 (1984), the *Spahn* and *Fetzer* Plaintiffs argue that their claims under section 36(b) are not technically derivative claims but belong directly to shareholders (*Spahn* and *Fetzer* Plaintiffs Reply at 11-12, & n.11). The *Spahn* and *Fetzer* Plaintiffs concede, however, that any action under section 36(b) may only be brought in a representative capacity "on behalf of the [investment] company." *Id.* Whether the section 36(b) claim is described as "representative" or "derivative" is a matter of nomenclature and makes no difference to the standing analysis. Even the *Spahn* and *Fetzer* Plaintiffs describe their claim under section 36(b) as a derivative claim in their own complaint. *See Spahn* and *Fetzer* Complaints, p. 27, Count II.

Federated Funds represented in the *Brever* Complaint, they do not have standing to sue on behalf of the other funds owned by the *Brever* Plaintiffs.

III. CONCLUSION

For the reasons set forth herein, and in the *Brever* Plaintiffs' initial Opposition Memorandum, the *Spahn* and *Fetzer* Plaintiffs' Motion for Consolidation and Motion for Appointment of Co-Lead Counsel should be denied, *in toto*.

Dated: November 19, 2004 Respectfully submitted:

MALAKOFF DOYLE & FINBERG, P.C.

By: Ellen M Doyle
Ellen M. Doyle
The Frick Building, Suite 200
Pittsburgh, PA 15219-6003
Tel: (412) 281-8400
Fax: (412) 281-3262

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Tel: (206) 623-1900
Fax: (206) 623-3384

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Tel: (602) 248-0088
Fax: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401

Tel: (842) 727-6500
Fax: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Tel: (813) 225-2500
Fax: (813) 223-7118

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

JOHN M. SPAHN, IRA, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. FEDERATED INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0352 Judge David S. Cercone
SUZANNE FETZER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. FEDERATED INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0719 Judge David S. Cercone
GARY M. BAUER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al., Defendants.	Civil Action No. 04cv0702 Judge Gary L. Lancaster

(caption continued on following page)

SUPPLEMENTAL AFFIDAVIT OF PROFESSOR GEOFFREY C. HAZARD, JR.

RANDAL C. BREVER, for the use and benefit of the FEDERATED KAUFMANN FUND,

Plaintiff,

v.

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al.

Defendants.

Civil Action No. 04cv0855
Judge David S. Cercone

I, Geoffrey C. Hazard, Jr., being duly sworn, hereby declare that the following is true to the best of my knowledge, information and belief.

1. I have read the *Spahn* and *Fetzer* Plaintiffs' Memorandum dealing with the ethics issues I raised in my previous affidavit and wish briefly to respond.

2. In summary, as stated in my previous affidavit, it is my opinion that counsel is still involved in a conflict of interest in undertaking to represent both (1) a group of shareholders in a direct class suit against the fund entity of which they are shareholders, and (2) the fund entity in a derivative action against officials and advisers of the company.

3. I have read and reviewed the Affidavit of Professor Jeffrey Haas filed in this case. Professor Haas explains that despite Milberg Weiss and associated counsel's argument to the contrary, they are still suing the funds in the market timing case against Federated. Accordingly, Milberg Weiss and associated counsel have not eliminated any conflict of interest arising though their service as class counsel in the market timing cases.

4. Furthermore, in my opinion it would make no difference whether the target of the market timing suit is described or designated as a "fund" or a "trust." A fund is under the management of definite individuals and it is their conduct that is in issue, and they who would

seek indemnity for expenses. A trust is managed by a definite person or group of persons as trustee and it is their conduct that is in issue, and they who would seek indemnity for expenses.

5. By its action, Milberg Weiss and associated counsel have not eliminated a conflict of interest; they have merely validated the Spahn and Fetzer Plaintiffs' Contention that a serious conflict of interest exists. That conflict of interest, in my opinion, is continuing.

6. I hold this opinion as a recognized expert in the field of legal ethics to a reasonable degree of professional certainty.

I certify under penalty of perjury under the laws of the United States that the foregoing is true and correct. Executed this 18th Day of November, 2004 at Swarthmore, PA.



GEOFFREY C. HAZARD, JR.

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

JOHN M. SPAHN, IRA, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. FEDERATED INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0352 Judge David S. Cercone
SUZANNE FETZER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. FEDERATED INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0719 Judge David S. Cercone
GARY M. BAUER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al., Defendants.	Civil Action No. 04cv0702 Judge Gary L. Lancaster

(caption continued on following page)

AFFIDAVIT OF JEFFREY J. HAAS
IN SUPPORT OF PLAINTIFFS' FURTHER OPPOSITION

RANDAL C. BREVER, for the use and benefit of the FEDERATED KAUFMANN FUND, Plaintiff, v. FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al. Defendants.	Civil Action No. 04cv0855 Judge David S. Cercone

I, Jeffrey J. Haas, being duly sworn, hereby declare that the following is true to the best of my knowledge, information and belief.

1. I am a Professor of Law at the New York Law School and a member of the bar of the State of New York. I have studied and taught mutual fund regulation for over six years. I have also written and published on the topic of mutual fund regulation. I have served as an independent trustee for several mutual funds, including the HSBC Mutual Funds Trust. I have previously been accepted as an expert in mutual fund and investment adviser regulation by a court of law. A copy of my professional vita is attached hereto as Exhibit 1.

2. I have been engaged by counsel for the Brever Plaintiffs (as defined in the Consolidation Memo referenced in Paragraph 3 below) in this proceeding for my professional opinion as an expert in the field of mutual fund governance concerning the structure and operation of a Massachusetts business trust operating mutual funds through one or more portfolios (each referred to as a "series fund").

3. My opinion relates to certain arguments set forth in the Reply Memorandum in Futher Support of Plaintiffs' Motion for Consolidation and Motion of

Appointment of Co-Lead Counsel (the "Consolidation Memo") filed on behalf of the Spahn Plaintiffs (as defined in the Consolidation Memo).

4. In summary, in my opinion counsel for the Spahn Plaintiffs is suing the Federated Funds (as defined in the Consolidation Memo) in the market timing case despite the arguments to the contrary set forth in Point I of the Consolidation Memo.

5. Any entity qualifying as an "investment company" under the Investment Company Act of 1940 (the "ICA") must register as an investment company under the ICA prior to offering and selling its shares to public investors. Additionally, those shares themselves must be registered under the Securities Act of 1933 (the "1933 Act") before sales to public investors can be consummated. An investment company that registers shares under the 1933 Act is called a "registrant." Counsel for the Spahn Plaintiffs is suing multiple Federated registrants in the market timing case.

6. The person that fronts the expenses and makes the legally-required initial investment in a newly-formed mutual fund is referred to as a "sponsor." A sponsor typically becomes the investment adviser to the mutual fund once the fund is up and running. Thus, a sponsor typically forms a mutual fund so that the sponsor may provide it with fee-based investment advisory and other services.

7. When a sponsor seeks to offer shares of multiple mutual funds (a "family" of mutual funds) with different investment objectives to public investors, it may choose to organize a separate legal entity (such as a corporation or a business trust) to offer shares of each particular fund. Thus, a sponsor could form a

Massachusetts business trust to issue shares of a money market mutual fund and another business trust to issue shares of a stock or bond mutual fund.

8. Forming separate legal entities for each mutual fund of a family of funds is costly, time-consuming and needlessly complex. To avoid these problems, the law allows sponsors to form series funds. This involves the sponsor forming a *single legal entity* which, in turn, will offer shares to public investors that are linked to a particular "portfolio" or "series fund" maintained within that legal entity. Monies raised through the sale of such shares will, in turn, be reinvested by the sponsor (in its capacity as investment adviser) in accordance with the investment objective(s) of that series fund.

9. The holders of shares linked to a particular series fund will have their rights defined in the entity's declaration of trust (assuming the entity is a business trust). Shareholders, regardless of the series fund to which their shares are contractually linked, are all shareholders of the same business trust. (*See, e.g.,* Amended and Restated Declaration of Trust of Federated Equity Funds dated August 15, 1995 (the "Declaration of Trust") at Article I, Section (2)(g) and (i), where "Shareholder" is defined as "a record owner of Shares . . ." and "Shares" is defined as "equal proportionate units of interest into which the beneficial interest in the Trust shall be divided from time to time . . . .") (Attached as Exhibit 2 hereto).

10. Monies raised through the issuance of shares of a given series fund will be allocated to the corresponding portfolio and kept segregated from those raised through the issuance of shares of the other series funds. The investment adviser

will then reinvest the monies raised in connection with one series fund in accordance with the investment objective(s) of that series fund. Those investments, in turn, will also be allocated to the corresponding portfolio and segregated from those relating to the other series funds.

11. Through this process of contractually "firewalling" monies and investments within a single business trust—all done in accordance with the trust's declaration of trust—the goal of establishing a family of mutual funds can be achieved without the need for multiple separate entities. One trust becomes the registrant which creates and then houses several distinct mutual funds in series form.

12. "Firewalling" also occurs with respect to expenses and other liabilities. Expenses and liabilities attributable to a given series fund will be charged against the assets of that series fund. Any general liabilities and expenses of the trust itself that are not readily identifiable as chargeable to any particular series fund are allocated and charged by the trust's trustee against the assets of all the series funds in a manner such trustee deems fair and equitable. (*See, e.g.*, Declaration of Trust, Article III, Section 5(b)).

13. Importantly, one cannot separate a series fund from the entity within which it subsists. A single legal entity (in the case of the Federated Funds, a Massachusetts business trust) offers shares of multiple series funds, with each series having its own investment objectives and policies. Series funds, therefore, are not separate, free-standing business entities. Rather, they are somewhat analogous to unincorporated business divisions operating within a single corporation. Each series fund represents a partitioned-off portion—determined

and enforced via contract—of the assets of the underlying legal entity. Each series fund draws its life from the common controlling entity that forms it. Shareholders of a given series fund will, via contract, have claims against the issuing entity's assets relating to that series fund. As mentioned in Paragraph 9 above, however, all shareholders regardless of series are shareholders of the issuing entity itself, just as a regular company's common and preferred shareholders are each shareholders of the same company.

14. Counsel for the Spahn Plaintiffs is suing several Federated investment company registrants in the market timing case. Each registrant is a separate legal entity formed for the purpose of offering and selling shares to the public that are linked to series funds housed within that entity.

15. For example, counsel for the Spahn Plaintiffs specifically names the Federated Equity Funds, a Massachusetts business trust, as a "Registrant/Issuer Defendant." The Federated Equity Funds is the registrant that offers and sells shares of the following series funds: Federated Capital Appreciation Fund; Federated Kaufmann Fund; Federated Kaufmann Small Cap Fund; Federated Large Cap Growth Fund; Federated Market Opportunity Fund; Federated Mid Cap Growth Strategies Fund; and Federated Technology Fund. Despite the multiple fund labels, all shares of each series were issued by the registrant. The assets raised through the sale of all shares of each series are held within the registrant. Shareholders holding shares of each of the aforementioned series are shareholders of the registrant. A claim of a shareholder of a given series on the registrant's assets, however, is strictly limited by contract (the declaration of trust).

16. In conclusion, counsel for the Spahn Plaintiffs is *incorrect* when it states: "the Federated Funds are not named as defendants in the consolidated amended complaint in the market-timing case." (Consolidation Memo, Point I, at p. 5). Series funds cannot be separated from the registrant issuer that creates and houses them. By bringing a lawsuit against the Registrant/Issuer Defendants, counsel for the Spahn Plaintiffs is suing the Federated Funds even though the Federated Funds are not technically named as defendants.

I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct. Executed this 16th day of November, 2004 at New York, New York.



JEFFREY J. HAAS

PROFESSOR JEFFREY J. HAAS
New York Law School
57 Worth Street
New York, New York 10013
Tel. (212) 431-2340 Fax: (212) 431-8709
E-Mail: jhaas@nyls.edu

PUBLICATIONS/WRITINGS:

CORPORATE FINANCE IN A NUTSHELL (West Publishing 2004)

When the Endowment Tanks–Some Lessons for Nonprofits, BUSINESS LAW TODAY, Amer. Bar Assoc. (May-June 2003), at 19.

Nonprofit Directors' Duties as Endowment Performance Declines, N.Y.L.J., Jan. 17, 2003, at 4.

The Heartland Funds' Receivership and Its Implications for Independent Mutual Fund Directors (forthcoming in the EMORY LAW JOURNAL (Winter 2002)) (co-authored with Steven Howard of Paul, Weiss, Rifkind, Wharton & Garrison)

The Heartland Funds: Factors That Trigger a Mutual Fund Receivership, INVESTMENT LAWYER, June 2002, at 13 (co-authored with Steven Howard of Paul, Weiss, Rifkind, Wharton & Garrison)

Fiduciary Duties of Tracking Stock Directors Under Delaware Law, DIRECTOR'S MONTHLY (Nat'l Assoc. of Corp. Directors), May 2001, at 7.

Tracking Stocks: What Directors Need To Know, THE CORPORATE BOARD, Nov./Dec. 1999, at 6.

Tracking Stock as a Strategic Choice, SECURITIES REGULATORY UPDATE (CCH), Oct. 4, 1999, at 1.

How Quantum, DLJ and Ziff-Davis Are Keeping on Track with "Tracking Stock," WALLSTREETLAWYER.COM, Sept. 1999 (Part I), at 1; Oct. 1999 (Part II), at 8.

"Suitability" in the Self-Managed Internet Offering Context, WALLSTREETLAWYER.COM, Jan. 1999, at 10

Small Issue Public Offerings Conducted Over the Internet: Are They 'Suitable' for the Retail Investor?, 72 SO. CAL. L. REV. 67 (1998) (reprinted in 2000 CORP. PRAC. COMM. 419)

ABA Position Paper on Rules 144 and 145, delivered to Securities and Exchange Commission on May 9, 1997 (written with John Huber)

Directorial Fiduciary Duties in a Tracking Stock Equity Structure: The Need for a Duty of Fairness, 94 MICH. L. REV. 2089 (1996) (reprinted in THE BEST IN SECURITIES OFFERINGS (Bowne & Co. 2001 ed. & 1998 ed.) and THE BEST IN D&O DUTIES AND LIABILITIES (Bowne & Co. 1997))

ABA Position Paper on Rule 144, delivered to Securities and Exchange Commission on September 6, 1995 (written with Peter Romeo, John Huber, et al.)

Introduction to Tracking Stocks, PLI B4-7051 (1993) (written with Erica Steinberger)

Insights into Lender Liability: An Argument for Treating Controlling Creditors as Controlling Shareholders, 135 U. PA. L. REV. 1321 (1987)

WORK EXPERIENCE:

The New York Law School (July 1996 to present)
Professor of Law (since May 2000)
Associate Professor of Law (July 1996 to April 2000)

Courses taught include Mutual Fund Regulation, Mergers & Acquisitions, Securities Regulation, Corporate Finance, Corporations and Contracts. Research interests include directorial fiduciary duties, Internet stock offerings, private placements, mutual funds and investment advisers, "tracking stock" equity structures and Rule 144 and 144A transactions.

LATHAM & WATKINS, New York, New York (July 1993 to Sept. 1995) (description below)

CRAVATH, SWAINE & MOORE, New York, New York (Sept. 1988 to June 1993)
Corporate Attorney (at both Latham and Cravath):

Diverse corporate and securities practice, including extensive general corporate counseling, mergers and acquisitions (both friendly and hostile), private and public securities offerings (including equity derivative securities and "tracking" stock), restricted stock monetizations and related hedging activities, and banking and secured lending.

ADDITIONAL TEACHING EXPERIENCE:

Florida State University College of Law (Fall 2003)
Visiting Professor of Law (taught Business Associations and Corporate Finance)

Cardozo School of Law (Spring 2002)
Visiting Professor of Law (taught Securities Regulation and Corporate Finance)

University of Pennsylvania Law School (Spring 2002)
Adjunct Professor of Law (taught Securities Regulation)

Cardozo School of Law (Spring 1999)
Adjunct Professor of Law (taught Corporate Finance)

Seton Hall University School of Law (Spring 1996)
Adjunct Professor of Law (taught Business Planning)

EDUCATION:

UNIVERSITY OF PENNSYLVANIA LAW SCHOOL, Philadelphia, Pennsylvania
J.D.–1988 *cum laude*

Activities: *Law Review*–Comment Editor (3L): Associate Editor (2L)
Awards: *Block Award* for highest grade in Trusts and Estates

FLORIDA STATE UNIVERSITY, Tallahassee, Florida
B.S.–1984 *summa cum laude* (double major in Finance and Classical Civilizations)

Honors: Phi Beta Kappa; Rotary Foundation Scholar; Phi Kappa Phi
Awards: *Kathleen Rankin Memorial Prize in Classics*; Florida Bankers Association Scholar

THE UNIVERSITY OF MELBOURNE, Victoria, Australia
1983–Rotary Foundation Scholar (Monetary and International Economics)

CERTIFICATIONS/AFFILIATIONS:

Member, New York Bar (admitted 1989)
Member, American Bar Association
Member, ABA Committee on Fed. Reg. of Securities and Subcommittee on 1933 Act

FEDERATED EQUITY FUNDS
(FORMERLY, FEDERATED GROWTH TRUST)

AMENDED AND RESTATED DECLARATION OF TRUST

TABLE OF CONTENTS

FEDERATED EQUITY FUNDS
(FORMERLY, FEDERATED GROWTH TRUST)

AMENDED AND RESTATED DECLARATION OF TRUST

Dated August 15, 1995

AMENDED AND RESTATED DECLARATION OF TRUST made August 15, 1995, to the original Declaration of Trust dated April 17, 1984, by the undersigned, and by the holders of shares of beneficial interest to be issued hereunder as hereinafter provided.

WHEREAS, the Trustees desire to establish a trust fund for the investment and reinvestment of funds contributed thereto;

NOW, THEREFORE, the Trustees declare that all money and property contributed to the trust fund hereunder shall be held and managed under this Declaration of Trust IN TRUST as herein set forth below.

ARTICLE I
NAMES AND DEFINITIONS

Section 1. Name. This Trust shall be known as the Federated Equity Funds, and the Trustees may conduct the business of the Trust under that name or any other name as they may determine from time to time.

Section 2. Definitions. Wherever used herein, unless otherwise required by the context or specifically provided:

(a) The terms "Affiliated Person," "Assignment," "Commission," "Interested Person," "Majority Shareholder Vote" (the 67% or 50% requirement of Section 2(a)(42) of the 1940 Act, whichever may be applicable) and "Principal Underwriter" shall have the meanings given them in the Investment Company Act of 1940, as amended from time to time;

(b) The "Trust" refers to the Massachusetts Business Trust established by this Declaration of Trust, as amended from time to time, inclusive of each and every Series and Class established hereunder;

(c) `Accumulated Net Income'' means the accumulated net income of the Trust determined in the manner provided or authorized in Article X, Section 3;

(d) "Class" refers to a class of Shares established and designated under or in accordance with the provisions of Article III;

(e) "Series" refers to a series of Shares established and designated under or in accordance with the provisions of Article III;

(f) "Series Company" refers to the form of a registered open-end investment company described in Section 18(f)(2) of the 1940 Act or in any successor statutory provision;

(g) "Shareholder" means a record owner of Shares of any Series or Class of the Trust;

(h) "Trustees" refer to the individual Trustees in their capacity as Trustees hereunder of the Trust and their successor or successors for the time being in office as such Trustees;

(i) "Shares" means the equal proportionate units of interest into which the beneficial interest in the Trust shall be divided from time to time, or if more than one Series or Class of Shares is authorized by the Trustees, the equal proportionate units into which each Series or Class of Shares shall be divided from time to time and includes fractions of Shares as well as whole Shares;

(j) The "1940 Act" refers to the Investment Company Act of 1940, and the Rules and Regulations thereunder, (including any exemptions granted thereunder) as amended from time to time; and

(k) "By-Laws" shall mean the By-Laws of the Trust as amended from time to time.

ARTICLE II
PURPOSE OF TRUST

The purpose of this Trust is to provide investors a continuous source of managed investments by investing primarily in securities.

ARTICLE III
BENEFICIAL INTEREST

Section 1. Shares of Beneficial Interest. The beneficial interest in the Trust shall at all times be divided into transferable Shares, without par value. Subject to the provisions of Section 5 of this Article III, each Share shall have voting rights as provided in Article VIII hereof, and holders of the Shares of any Series shall be entitled to receive dividends, when and as declared with respect thereto in the manner provided in Article X, Section 1 hereof. The Shares of the

Trust or any Series may be issued in one or more Classes, as the Trustees may authorize pursuant to Article XII, Section 8 hereof. Unless the Trustees have authorized the issuance of Shares of a Series in two or more Classes, each Share of a Series shall represent an equal proportionate interest in the assets and liabilities and the income and the expenses of the Series with each other Share of the same Series, none having priority or preference over another. If the Trustees have authorized the issuance of Shares of a Series in two or more Classes, then the Classes may have such variations as to dividend, redemption, and voting rights, net asset values, expenses borne by the Classes, and other matters as the Trustees have authorized provided that each Share of a Class shall represent an equal proportionate interest in the assets and liabilities and the income and the expenses of the Class with each other Share of the same Class, none having priority or preference over another. The number of Shares authorized shall be unlimited. The Trustees may from time to time divide or combine the Shares of any Series or Class into a greater or lesser number without thereby changing the proportionate beneficial interests in the Trust or Series or Class. Contributions to the Trust may be accepted for, and shares shall be redeemed as, whole Shares and/or fractions.

Section 2. Ownership of Shares. The ownership of Shares shall be recorded in the books of the Trust or a transfer agent which books shall be maintained separately for the Shares of the Trust or each Series or Class. The Trustees may make such rules as they consider appropriate for the transfer of Shares and similar matters. The record books of the Trust or any transfer agent, as the case may be, shall be conclusive as to who are the Shareholders of each Series or Class and

as to the number of Shares of each Series or Class held from time to time by each.

Section 3. Investment in the Trust. The Trustees shall accept investments in the Trust from such persons and on such terms as they may from time to time authorize. After the date of the initial contribution of capital (which shall occur prior to the initial public offering of Shares), the number of Shares to represent the initial contribution shall be considered as outstanding and the amount received by the Trustees on account of the contribution shall be treated as an asset of the Trust to be allocated among any Series or Classes in the manner described in Section 5(a) of this Article. Subsequent to such initial contribution of capital, Shares (including Shares which may have been redeemed or repurchased by the Trust) may be issued or sold at a price which will net the relevant Series or Class, as the case may be, before paying any taxes in connection with such issue or sale, not less than the net asset value (as defined in Article X, Section 3) thereof; provided, however, that the Trustees may in their discretion impose a sales charge upon investments in or redemptions from the Trust, and upon reinvestments of dividends and capital gains in Shares.

Section 4. No Pre-emptive Right; Action by Shareholder. Shareholders shall have no pre-emptive or other right to subscribe to any additional Shares or other securities issued by the Trust.

Section 5. Establishment and Designation of Series or Class. Without limiting the authority of the Trustees set forth in Article XII, Section 8, inter alia, to establish and designate any additional Series or Class or to modify the rights and preferences of any

existing Series or Class, the initial Series shall be, and is established and designated as, Federated Growth Strategies Fund, Class A Shares.

Shares of any Series or Class established in this Section 5 shall have the following relative rights and preferences:

(a) Assets belonging to Series or Class. All consideration received by the Trust for the issue or sale of Shares of a particular Series or Class, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof from whatever source derived, including, without limitation, any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to that Series or Class for all purposes, subject only to the rights of creditors, and shall be so recorded upon the books of account of the Trust. Such consideration, assets, income, earnings, profits and proceeds thereof, from whatever source derived, including, without limitation, any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be, are herein referred to as "assets belonging to" that Series or Class. In the event that there are any assets, income, earnings, profits and proceeds thereof, funds or payments which are not readily identifiable as belonging to any particular Series or Class (collectively "General Assets"), the Trustees shall allocate such General Assets to, between or among any one or more of the Series or Classes established and designated from

time to time in such manner and on such basis as they, in their sole discretion, deem fair and equitable, and any General Assets so allocated to a particular Series or Class shall belong to that Series or Class. Each such allocation by the Trustees shall be conclusive and binding upon the Shareholders of all Series or Classes for all purposes.

(b) Liabilities Belonging to Series or Class. The assets belonging to each particular Series or Class may be charged with the liabilities of the Trust in respect to that Series or Class and, as determined by the Trustees, expenses, costs, charges and reserves attributable to that Series or Class, and any general liabilities of the Trust which are not readily identifiable as belonging to any particular Series or Class shall be allocated and charged by the Trustees to and among any one or more of the Series or Classes established and designated from time to time in such manner and on such basis as the Trustees in their sole discretion deem fair and equitable. The liabilities, expenses, costs, charges, and reserves so charged to a Series or Class are herein referred to as "liabilities belonging to" that Series or Class. Each allocation of liabilities belonging to a Series or Class by the Trustees shall be conclusive and binding upon the Shareholders of all Series or Classes for all purposes.

(c) Dividends, Distributions, Redemptions, Repurchases and Indemnification. Notwithstanding any other provisions of this Declaration of Trust, including, without limitation, Article X, no dividend or distribution (including, without limitation, any distribution paid upon termination of the Trust or of any Series or Class) with respect to, nor any redemption or repurchase of

the Shares of any Series or Class shall be effected by the Trust other than from the assets belonging to such Series or Class, nor except as specifically provided in Section 1 of Article XI hereof, shall any Shareholder of any particular Series or Class otherwise have any right or claim against the assets belonging to any other Series or Class except to the extent that such Shareholder has such a right or claim hereunder as a Shareholder of such other Series or Class.

(d) Voting. Notwithstanding any of the other provisions of this Declaration of Trust, including, without limitation, Section 1 of Article VIII, only Shareholders of a particular Series or Class shall be entitled to vote on any matters affecting such Series or Class. Except with respect to matters as to which any particular Series or Class is affected materially, differently, or as otherwise required by applicable law, all of the Shares of each Series or Class shall, on matters as to which such Series or Class is entitled to vote, vote with other Series or Classes so entitled as a single class. Notwithstanding the foregoing, with respect to matters which would otherwise be voted on by two or more Series or Classes as a single class, the Trustees may, in their sole discretion, submit such matters to the Shareholders of any or all such Series or Classes, separately.

(e) Fraction. Any fractional Share of a Series or Class shall carry proportionately all the rights and obligations of a whole Share of that Series or Class, including rights with respect to voting, receipt of dividends and distributions, redemption of Shares, and termination of the Trust or of any Series or Class.

(f) Exchange Privilege. The Trustees shall have the authority to provide that the holders of Shares of any Series or Class shall have the right to exchange said Shares for Shares of one or more other Series or Classes in accordance with such requirements and procedures, as may be established by the Trustees.

(g) Combination of Series or Classes. The Trustees shall have the authority, without the approval of the Shareholders of any Series or Class, unless otherwise required by applicable law, to combine the assets and liabilities belonging to a single Series or Class with the assets and liabilities of one or more other Series or Classes.

(h) Elimination of Series or Classes. The Trustees shall have the authority, without the approval of Shareholders of any Series or Class, unless otherwise required by applicable law, to amend this Declaration of Trust to abolish that Series or Class and to rescind the establishment and designation thereof.

ARTICLE IV
THE TRUSTEES

Section 1. Management of the Trust. The business and affairs of the Trust shall be managed by the Trustees, and they shall have all powers necessary and desirable to carry out that responsibility. The Trustees who shall serve as Trustees are the undersigned.

Section 2. Election of Trustees by Shareholders. Subject to Article IV, Sections 4 and 6, the Shareholders shall elect Trustees. The number of Trustees shall be determined by the Trustees pursuant to Article IV, Section 6.

Section 3. Term of Office of Trustees. The Trustees shall hold office during the lifetime of this Trust, and until its termination as hereinafter provided; except (a) that any Trustee may resign his office at any time by written instrument signed by him and delivered to the other Trustees, which shall take effect upon such delivery or upon such later date as is specified therein; (b) that any Trustee may be removed at any time by written instrument signed by at least two-thirds of the number of Trustees prior to such removal, specifying the date when such removal shall become effective; (c) that any Trustee who requests in writing to be retired or who has become mentally or physically incapacitated may be retired by written instrument signed by a majority of the other Trustees, specifying the date of his retirement; and (d) a Trustee may be removed at any special meeting of Shareholders of the Trust by a vote of two-thirds of the outstanding Shares. Any removals shall be effective as to the Trust and each Series and Class hereunder.

Section 4. Termination of Service and Appointment of Trustees. In case of the death, resignation, retirement, removal or mental or physical incapacity of any of the Trustees, or in case a vacancy shall, by reason of an increase in number, or for any other reason, exist, the remaining Trustees shall fill such vacancy by appointing such other person as they in their discretion shall see fit. An appointment of a Trustee may be made by the Trustees then in office in anticipation of a vacancy to occur by reason of retirement, resignation or increase in number of Trustees effective at a later date, provided that said appointment shall become effective only at or after the effective date of said retirement, resignation or increase in number of Trustees. As soon as any Trustee so appointed shall have accepted this Trust, the trust estate shall vest in the new Trustee or Trustees, together with the continuing Trustees, without any further act or conveyance, and he shall be deemed a Trustee hereunder. Any appointment authorized by this Section 4 is subject to the provisions of Section 16(a) of the 1940 Act.

Section 5. Temporary Absence of Trustee. Any Trustee may, by power of attorney, delegate his power for a period not exceeding six months at any one time to any other Trustee or Trustees, provided that in no case shall less than two of the Trustees personally exercise the other power hereunder except as herein otherwise expressly provided.

Section 6. Number of Trustees. The number of Trustees, not less than three (3) nor more than twenty (20) serving hereunder at any time, shall be determined by the Trustees themselves.

Whenever a vacancy in the Board of Trustees shall occur, until such vacancy is filled or while any Trustee is physically or mentally incapacitated, the other Trustees shall have all the powers hereunder and the certificate signed by a majority of the other Trustees of such vacancy, absence or incapacity, shall be conclusive, provided, however, that no vacancy which reduces the number of Trustees below three (3) shall remain unfilled for a period longer than six calendar months.

Section 7. Effect of Death, Resignation, etc. of a Trustee. The death, resignation, retirement, removal, or mental or physical incapacity of the Trustees, or any one or more of them, shall not operate to annul the Trust or to revoke any existing agency created pursuant to the terms of this Declaration of Trust.

Section 8. Ownership of Assets. The assets belonging to the Trust or each Series or Class shall be held separate and apart from any assets now or hereafter held in any capacity other than as Trustee hereunder by the Trustees or any successor Trustee. All of the assets belonging to the Trust or each Series or Class or owned by the Trust shall at all times be considered as vested in the Trustees. No Shareholder shall be deemed to have a severable ownership interest in any individual asset belonging to the Trust or any Series or Class or owned by the Trust or any right of partition or possession thereof, but each Shareholder shall have a proportionate undivided beneficial interest in the Trust or a Series or Class.

ARTICLE V
POWERS OF THE TRUSTEES

Section 1. Powers. The Trustees in all instances shall act as principals, and are and shall be free from the control of the Shareholders. The Trustees shall have full power and authority to do any and all acts and to make and execute any and all contracts and instruments that they may consider necessary or appropriate in connection with the management of the Trust or a Series or Class. The Trustees shall not be bound or limited by present or future laws or customs in regard to trust investments, but shall have full authority and power to make any and all investments which they, in their uncontrolled discretion, shall deem proper to accomplish the purpose of this Trust. Without limiting the foregoing, the Trustees shall have the following specific powers and authority, subject to any

applicable limitation in the 1940 Act or in this Declaration of Trust or in the By-Laws of the Trust:

(a) To buy, and invest funds in their hands in securities and other property, including, but not limited to, common stocks, preferred stocks, bonds, debentures, warrants and rights to purchase securities, options, certificates of beneficial interest, investment companies, money market instruments, notes or other evidences of indebtedness issued by any corporation, trust or association, domestic or foreign, or issued or guaranteed by the United States of America or any agency or instrumentality thereof, by the government of any foreign country, by any State of the United States, or by any political subdivision or agency or instrumentality of any State or foreign country, or "when-issued" or "delayed-delivery" contracts for any such securities, or any repurchase agreement (agreements under which the seller agrees at the time of sale to repurchase the security at an agreed time and price), or to retain assets belonging to the Trust or each and every Series or Class in cash, and from time to time to change the investments of the assets belonging to the Trust or each Series or Class;

(b) To adopt By-Laws of the Trust not inconsistent with the Declaration of Trust providing for the conduct of the business of the Trust and to amend and repeal them to the extent that they do not reserve that right to the Shareholders;

(c) To elect and remove such officers of the Trust and appoint and terminate such agents of the Trust as they consider appropriate;

(d) To appoint or otherwise engage a bank or other entity permitted by the 1940 Act, as custodian of any assets belonging to any Series or Class subject to any conditions set forth in this Declaration of Trust or in the By-Laws;

(e) To appoint or otherwise engage transfer agents, dividend disbursing agents, Shareholder servicing agents, investment advisers, sub-investment advisers, principal underwriters, administrative service agents, and such other agents as the Trustees may from time to time appoint or otherwise engage;

(f) To provide for the distribution of any Shares of the Trust or any Series or Class either through a Principal Underwriter in the manner hereinafter provided for or by the Trust itself, or both;

(g) To set record dates in the manner hereinafter provided for;

(h) To delegate such authority as they consider desirable to a committee or committees composed of Trustees, including without limitation, an Executive Committee, or to any officers of the Trust and to any agent, custodian or underwriter;

(i) To sell or exchange any or all of the assets belonging to the Trust or one or more Series or Classes, subject to the provisions of Article XII, Section 4(b) hereof;

(j) To vote or give assent, or exercise any rights of ownership, with respect to stock or other securities or property; and to execute and deliver powers of attorney to such person or persons as the Trustees shall deem proper, granting to such person or persons such power and discretion with relation to securities or property as the Trustees shall deem proper;

(k) To exercise powers and rights of subscription or otherwise which in any manner arise out of ownership of securities;

(l) To hold any security or property in a form not indicating any trust, whether in bearer, unregistered or other negotiable form; or either in its own name or in the name of a custodian or a nominee or nominees, subject in either case to proper safeguards according to the usual business practice of Massachusetts business trusts or investment companies;

(m) To consent to or participate in any plan for the reorganization, consolidation or merger of any corporation or concern, any security of which belongs to the Trust or any Series or Class; to consent to any contract, lease, mortgage, purchase, or sale of property by such corporation or concern, and to pay calls or subscriptions with respect to any security which belongs to the Trust or any Series or Class;

(n) To engage in and to prosecute, compound, compromise, abandon, or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands, and things relating to the Trust, and out of the assets belonging to the Trust or any Series or Class to pay, or to satisfy, any debts, claims or expenses incurred in connection therewith, including those of litigation, upon any evidence that the Trustees may deem sufficient (such powers shall include without limitation any actions, suits, proceedings, disputes, claims, demands and things relating to the Trust wherein any of the Trustees may be named individually and the subject matter of which arises by reason of business for or on behalf of the Trust);

(o) To make distributions of income and of capital gains to Shareholders;

(p) To borrow money but only as a temporary measure for extraordinary or emergency purposes and then (a) only in amounts not in excess of 5% of the value of its total assets or (b) in any amount up to one-third of the value of its total assets, including the amount borrowed, in order to meet redemption requests without immediately selling any portfolio securities. The Trust may also enter into reverse repurchase agreements in amounts not in excess of one-third of its total assets in order to meet redemption requests without immediately selling any portfolio instruments. The Trustees shall not pledge, mortgage or hypothecate the assets of the Trust, except in connection with any borrowing described in (a) and (b) herein and in amounts not in excess of the lesser of the dollar amounts borrowed or 10% of the value of the Trust's total assets at the time of such borrowing;

(q) From time to time to issue and sell the Shares of the Trust or any Series or Class either for cash or for property whenever and in such amounts as the Trustees may deem desirable, but subject to the limitation set forth in Section 3 of Article III.

(r) To purchase insurance of any kind, including, without limitation, insurance on behalf of any person who is or was a Trustee, Officer, employee or agent of the Trust, or is or was serving at the request of the Trust as a Trustee, Director, Officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such;

(s) To pay pensions or other compensation for faithful service, as deemed appropriate by the Trustees, and to adopt, establish and carry out pension, profit-sharing, share bonus, share purchase, deferred compensation, savings, thrift and other retirement, incentive and benefit plans, including the purchase of life insurance and annuity contracts as a means of providing such retirement and other benefits, for any or all of the Trustees, officers, employees and agents of the Trust;

(t) To establish any retirement policies for Trustees including, inter alia, a mandatory retirement age;

(u) To establish an Emeritus status for Trustees, and procedures by which Trustees achieve Emeritus status, as well as provide for compensation for a Trustee Emeritus at a rate that may be determined by approval of a majority of Trustees; and

(v) To take action by written consent and teleconference, as provided in the By-Laws.

No one dealing with the Trustees shall be under any obligation to make any inquiry concerning the authority of the Trustees, or to see to the application of any payments made or property transferred to the Trustees or upon their order.

The Trustees shall have all of the powers set forth in this Section 1 with respect to all assets and liabilities of the Trust or each Series and Class.

Section 2. Principal Transactions. The Trustees shall not cause the Trust on behalf of any Series or Class to buy any securities (other than Shares) from or sell any securities (other than Shares) to, or lend any assets belonging to the Trust or any Series or Class to any Trustee or officer or employee of the Trust or any firm of which any such Trustee or officer is a member acting as principal unless permitted by the 1940 Act, but the Trust may employ any such other party or any such person or firm or company in which any such person is an interested person in any capacity not prohibited by the 1940 Act.

Section 3. Trustees and Officers as Shareholders. Any Trustee, officer, employee or other agent of the Trust may acquire, own and dispose of Shares of the Trust or any Series or Class to the same extent as if he were not a Trustee, officer, employee or agent; and the Trustees may issue and sell or cause to be issued or sold Shares of the Trust or any Series or Class to and buy such Shares from any such person or any firm or company in which he is an interested person subject only to the general limitations herein contained as to the sale and purchase of such Shares; and all subject to any restrictions which may be contained in the By-Laws.

Section 4. Parties to Contract. The Trustees may enter into any contract of the character described in Article VII or in Article IX hereof or any other capacity not prohibited by the 1940 Act with any

corporation, firm, partnership, trust or association, although one or more of the shareholders, Trustees, officers, employees or agents of the Trust or their affiliates may be an officer, director, trustee, partner, shareholder or interested person of such other party to the contract, and no such contract shall be invalidated or rendered voidable by reason of the existence of any such relationship, nor shall any person holding such relationship be liable merely by reason of such relationship for any loss or expense to the Trust or any Series or Class under or by reason of said contract or accountable for any profit realized directly or indirectly therefrom, in the absence of actual fraud. The same person (including a firm, corporation, partnership, trust or association) may be the other party to contracts entered into pursuant to Article VII or Article IX or any other capacity not prohibited by the 1940 Act, and any individual may be financially interested or otherwise an interested person of persons who are parties to any or all of the contracts mentioned in this

Section 4.

ARTICLE VI
TRUSTEES' EXPENSES AND COMPENSATION

Section 1. Trustee Reimbursement. The Trustees shall be reimbursed from the assets belonging to the Trust or each particular Series or Class for all of such Trustees' expenses as such expenses are allocated to and among any one or more of the Series or Classes pursuant to Article III, Section 5(b), including, without limitation, expenses of organizing the Trust or any Series or Class and continuing its or their existence; fees and expenses of Trustees and Officers of the Trust; fees for investment advisory services, administrative services and principal underwriting services provided for in Article VII,

Sections 1, 2 and 3; fees and expenses of preparing and printing Registration Statements under the Securities Act of 1933 and the 1940 Act and any amendments thereto; expenses of registering and qualifying the Trust and any Series or Class and the Shares of any Series or Class under federal and state laws and regulations; expenses of preparing, printing and distributing prospectuses and any amendments thereto sent to shareholders, underwriters, broker-dealers and to investors who may be considering the purchase of Shares; expenses of registering, licensing or other authorization of the Trust or any Series or Class as a broker-dealer and of its or their officers as agents and salesmen under federal and state laws and regulations; interest expenses, taxes, fees and commissions of every kind; expenses of issue (including cost of share certificates), purchases, repurchases and redemptions of Shares, including expenses attributable to a program of periodic issue; charges and expenses of custodians, transfer agents, dividend disbursing agents, shareholder servicing agents and registrars; printing and mailing costs; auditing, accounting and legal expenses; reports to Shareholders and governmental officers and commissions; expenses of meetings of Shareholders and proxy solicitations therefor; insurance expenses; association membership dues and nonrecurring items as may arise, including all losses and liabilities by them incurred in administering the Trust and any Series or Class, including expenses incurred in connection with litigation, proceedings and claims and the obligations of the Trust under Article XI hereof and the By-Laws to indemnify its Trustees, officers, employees, shareholders and agents, and any contract obligation to indemnify Principal Underwriters under Section 3 of Article VII; and for the payment of such expenses, disbursements, losses and liabilities, the Trustees shall have a lien on the assets belonging to each Series or Class prior to any rights or interests of

the Shareholders of any Series or Class. This section shall not preclude the Trust from directly paying any of the aforementioned fees and expenses.

Section 2. Trustee Compensation. The Trustees shall be entitled to compensation from the Trust from the assets belonging to the Trust or any Series or Class for their respective services as Trustees, to be determined from time to time by vote of the Trustees, and the Trustees shall also determine the compensation of all Officers, employees, consultants and agents whom they may elect or appoint. The Trust may pay out of the assets belonging to the Trust or any Series or Class any Trustee or any corporation, firm, partnership, trust or other entity of which a Trustee is an interested person for services rendered in any capacity not prohibited by the 1940 Act, and such payments shall not be deemed compensation for services as a Trustee under the first sentence of this Section 2 of Article VI.

ARTICLE VII
INVESTMENT ADVISER, ADMINISTRATIVE SERVICES, PRINCIPAL UNDERWRITER AND TRANSFER AGENT

Section 1. Investment Adviser. Subject to a Majority Shareholder Vote by the Trust or the relevant Series or Class to the extent such vote is required by law, the Trustees may in their discretion from time to time enter into an investment advisory contract whereby the other party to such contract shall undertake to furnish the Trustees investment advisory services for such Series or Class upon such terms and conditions and for such compensation as the Trustees may in their discretion determine. Subject to a Majority Shareholder Vote by the Trust or the relevant Series or Class to the extent such vote is required by law, the investment adviser may enter into a sub-investment advisory contract to receive investment advice and/or statistical and factual information from the sub-investment adviser for such Series or Class upon such terms and conditions and for such compensation as the Trustees, in their discretion, may agree. Notwithstanding any provisions of this Declaration of Trust, the Trustees may authorize the investment adviser or sub-investment adviser or any person furnishing administrative personnel and services as set forth in Article VII, Section 2 (subject to such general or specific instructions as the Trustees may from time to time adopt) to effect purchases, sales or exchanges of portfolio securities belonging to the Trust or a Series or Class on behalf of the Trustees or may authorize any officer, employee or Trustee to effect such purchases, sales, or exchanges pursuant to recommendations of the investment adviser (and all without further action by the Trustees). Any such purchases, sales and exchanges shall be deemed to have been authorized by the Trustees. The Trustees may also authorize the investment adviser to determine what firms shall be employed to effect transactions in securities for the account of the Trust or a Series or Class and to determine what firms shall participate in any such transactions or shall share in commissions or fees charged in connection with such transactions.

Section 2. Administrative Services. The Trustees may in their discretion from time to time contract for administrative personnel and services whereby the other party shall agree to provide the Trustees administrative personnel and services to operate the Trust or a Series or Class on a daily basis, on such terms and conditions as the Trustees may in their discretion determine. Such services may be provided by one or more entities.

Section 3. Principal Underwriter. The Trustees may in their discretion from time to time enter into an exclusive or nonexclusive contract or contracts providing for the sale of the Shares of the Trust or a

Series or Class to net such Series or Class not less than the amount provided in Article III, Section 3 hereof, whereby the Trust or a Series or Class may either agree to sell the Shares to the other party to the contract or appoint such other party its sales agent for such shares. In either case, the contract shall be on such terms and conditions (including indemnification of Principal Underwriters allowable under applicable law and regulation) as the Trustees may in their discretion determine not inconsistent with the provisions of this Article VII; and such contract may also provide for the repurchase or sale of Shares of the Trust or a Series or Class by such other party as principal or as agent of the Trust and may provide that the other party may maintain a market for shares of the Trust or a Series or Class.

Section 4. Transfer Agent. The Trustees may in their discretion from time to time enter into transfer agency and Shareholder services contracts whereby the other party shall undertake to furnish transfer agency and Shareholder services. The contracts shall be on such terms and conditions as the Trustees may in their discretion determine not inconsistent with the provisions of this Declaration of Trust or of the By-Laws. Such services may be provided by one or more entities

Section 5. Provisions and Amendments. Any contract entered into pursuant to Sections 1 and 3 of this Article VII shall be consistent with and subject to the requirements of Section 15 of the 1940 Act (including any amendments thereof or other applicable Act of Congress hereafter

enacted) with respect to its continuance in effect, its termination and the method of authorization and approval of such contract or renewal thereof.

ARTICLE VIII
SHAREHOLDERS' VOTING POWERS AND MEETINGS

Section 1. Voting Powers. Subject to the provisions set forth in Article III, Section 5(d), the Shareholders shall have power to vote, (i) for the election of Trustees as provided in Article IV, Section 2; (ii) for the removal of Trustees as provided in Article IV, Section 3(d); (iii) with respect to any investment adviser or sub-investment adviser as provided in Article VII, Section 1; (iv) with respect to the amendment of this Declaration of Trust as provided in Article XII, Section 7; (v) to the same extent as the shareholders of a Massachusetts business corporation as to whether or not a court action, proceeding, or claim should be brought or maintained derivatively or as a class action on behalf of the Trust or Shareholders; and (vi) with respect to such additional matters relating to the Trust as may be required by law, by this Declaration of Trust, or the By-Laws of the Trust or any regulation of the Trust or the Securities and Exchange Commission or any State, or as the Trustees may consider desirable. Each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote, and each fractional Share shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees. Shares may be voted in person or by proxy. A proxy with respect to Shares held in the name of two or more persons shall be valid if executed by any one of them unless at or prior to exercise of the proxy the Trust receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger. At all meetings of Shareholders, unless inspectors of election have been appointed, all questions relating to the qualification of votes and the validity of proxies and the acceptance or rejection of votes shall be decided by the chairman of the meeting. Unless otherwise specified in the proxy, the proxy shall apply to all shares of the Trust (or each Series or Class) owned by the Shareholder. Any proxy may be in written form, telephonic or electronic form, including facsimile, and all such forms shall be valid when in conformance with procedures established and implemented by the Officers of the Trust. Until Shares of the Trust or a Series or Class are issued, the Trustees may exercise all rights of Shareholders of such Series or Class with respect to matters affecting such Series or Class, and may take any action with respect to the Trust or such Series or Class required or permitted by law, this Declaration of Trust or any By-Laws of the Trust to be taken by Shareholders.

Section 2. Meetings. A Shareholders' meeting shall be held as specified in Section 2 of Article IV at the principal office of the Trust or such other place as the Trustees may designate. Special meetings of the Shareholders may be called by the Trustees or the Chief Executive Officer of the Trust and shall be called by the Trustees upon the written request of Shareholders owning at least one-tenth of the outstanding Shares of all Series and Classes entitled to vote. Shareholders shall be entitled to at least fifteen days' notice of any meeting.

Section 3. Quorum and Required Vote. Except as otherwise provided by law, to constitute a quorum for the transaction of any business at any meeting of Shareholders there must be present, in person or by proxy, holders of one-fourth of the total number of Shares of the Trust outstanding and entitled to vote at such meeting without regard to Class except with respect to any matter which by law requires the separate approval of one or more Series or Classes, in which case the presence in person or by proxy of the holders of one-fourth, as set forth above, of the Shares of each Series or Class entitled to vote separately on the matter shall constitute a quorum. When any one or more Series or Class is entitled to vote as a single Series or Class, more than one-fourth of the Shares of each such Series or Class entitled to vote shall constitute a quorum at a Shareholders' meeting of that Series or Class. If a quorum, as defined above, shall not be present for the purpose of any vote that may properly come before the meeting, the Shareholders present in person or by proxy and entitled to vote at such meeting on such matter holding a majority of Shares present entitled to vote on such matter may by vote adjourn the meeting from time to time to be held at the same place without further notice than by announcement to be given at the meeting until a quorum, as defined above, entitled to vote on such matter shall be present, whereupon any such matter may be voted upon at the meeting as though held when originally convened. Subject to any applicable requirement of law or of this Declaration of Trust or the By-Laws, a plurality of the votes cast shall elect a Trustee, and all other matters shall be decided by a majority of the votes cast entitled to vote thereon.

Section 4. Action by Written Consent. Subject to the provisions of the 1940 Act and other applicable law, any action taken by Shareholders

may be taken without a meeting if a majority of Shareholders entitled to vote on the matter (or such larger proportion thereof as shall be required by applicable law or by any express provision of this Declaration of Trust or the By-Laws) consents to the action in writing. Such consents shall be treated for all purposes as a vote taken at a meeting of Shareholders.

Section 5. Additional Provisions. The By-Laws may include further provisions for Shareholders' votes and meetings and related matters.

ARTICLE IX
CUSTODIAN

The Trustees may, in their discretion, from time to time enter into contracts providing for custodial and accounting services to the Trust or any Series or Class. The contracts shall be on the terms and conditions as the Trustees may in their discretion determine not inconsistent with the provisions of this Declaration of Trust or of the By-Laws. Such services may be provided by one or more entities, including one or more sub-custodians

Section 1. Appointment and Duties. The Trustees shall appoint or otherwise engage a bank or trust company having an aggregate capital, surplus and undivided profits (as shown in its last published report) of at least two million dollars ($2,000,000) as custodian with authority as its agent, but subject to such restrictions, limitations, and other requirements, if any, as may be contained in the By-Laws of the Trust:

(1) To receive and hold the securities owned by the Trust and deliver the same upon written order;

(2) To receive and receipt for any moneys due to the Trust and deposit the same in its own banking department or elsewhere as the Trustees may direct; and

(3) To disburse such funds upon orders or vouchers;

(4) To keep the books and account of the Trust and furnish clerical and accounting services;

(5) To compute, if authorized to do so by the Trustees, the Accumulated Net Income of the Trust and the net asset value of the Shares in accordance with the provisions hereof;

all upon such basis of compensation as may be agreed upon between the Trustees and the custodian. If so directed by a Majority Shareholder Vote, the custodian shall deliver and pay over all property of the Trust held by it as specified in such vote.
The Trustees may also authorize the custodian to employ one or more sub-custodians from time to time to perform such of the acts and

services of the custodian and upon such terms and conditions, as may be agreed upon between the custodian and such sub-custodian and approved by the Trustees, provided that in every case such sub-custodian shall be a bank or trust company organized under the laws of the United States or one of the states thereof and having an aggregate capital, surplus and undivided profits (as shown in its last published report) of at least two million dollars ($2,000,000).

Section 2. Central Certificate System. Subject to such rules, regulations, and orders as the Commission may adopt, the Trustees may direct the custodian to deposit all or any part of the securities owned by the Trust in a system for the central handling of securities established by a national securities exchange or a national securities association registered with the Commission under the Securities Exchange Act of 1934, or such other person as may be permitted by the Commission or otherwise in accordance with the 1940 Act as from time to time amended, pursuant to which system all securities of any particular class or series of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of such securities, provided that all such deposits shall be subject to withdrawal only upon the order of the custodian at the direction of the Trustees.

ARTICLE X
DISTRIBUTIONS AND REDEMPTIONS

Section 1. Distributions.

(a) To the fullest extent permitted under Massachusetts law, the Trustees may from time to time declare and pay dividends to the Shareholders of any Series or Class, and the amount of such dividends and the payment of them shall be wholly in the discretion of the Trustees. The frequency of dividends and distributions to Shareholders may be determined by the Trustees pursuant to a standing resolution, or otherwise. Such dividends may be accrued and automatically reinvested in additional Shares (or fractions thereof) of the relevant Series or Class or another Series or Class, or paid in cash or additional Shares of the relevant Series or Class, all upon such terms and conditions as the Trustees may prescribe.

(b) The Trustees may, on each day Accumulated Net Income of the Trust (as defined in Section 3 of this Article X) is determined and is positive, declare such Accumulated Net Income as a dividend to Shareholders of record at such time as the Trustees shall designate, payable in additional full and fractional Shares or in cash.

(c) The Trustees may distribute in respect of any fiscal year as ordinary dividends and as capital gains distributions, respectively, amounts sufficient to enable any Series or Class to qualify as a regulated investment company and to avoid any liability for federal income or excise taxes in respect of that year.

(d) The decision of the Trustees as to what, in accordance with good accounting practice, is income and what is principal shall be final, and except as specifically provided herein the decision of the Trustees as to what expenses and charges of any Series or Class shall be charged against principal and what against the income shall be final. Any income not distributed in any year may be permitted to accumulate and as long as not distributed may be invested from time to time in the same manner as the principal funds of any Series or Class.

(e) All dividends and distributions on Shares of a particular Series or Class shall be distributed pro rata to the holders of that Series or Class in proportion to the number of Shares of that Series or Class held by such holders and recorded on the books of the Trust or its transfer agent at the date and time of record established for that payment.

Section 2. Redemptions and Repurchases.

(a) In case any Shareholder of record of any Series or Class at any time desires to dispose of Shares of such Series or Class recorded in his name, he may deposit a written request (or such other form of request as the Trustees may from time to time authorize) requesting that the Trust purchase his Shares, together with such other instruments or authorizations to effect the transfer as the Trustees may from time to time require, at the office of the transfer agent, or as otherwise provided by the Trustees and the Trust shall purchase his Shares out of assets belonging to such Series or Class. The purchase price shall be the net asset value of his shares reduced by any redemption charge or deferred sales charge as the Trustees from time to time may determine.
Payment for such Shares shall be made by the Trust to the Shareholder of record within that time period required under the 1940 Act after the request (and, if required, such other instruments or authorizations of transfer) is received, subject to the right of the Trustees to postpone the date of payment pursuant to Section 5 of this Article X. If the redemption is postponed beyond the date on which it would normally occur by reason of a declaration by the Trustees suspending the right of redemption pursuant to Section 5 of this Article X, the right of the Shareholder to have his Shares purchased by the Trust shall be similarly suspended, and he may withdraw his request (or such other instruments or authorizations of transfer) from deposit if he so elects; or, if he does not so elect, the purchase price shall be the net asset value of his Shares determined next after termination of such suspension (reduced by any redemption charge or deferred sales charge), and payment therefor shall be made within the time period required under the 1940 Act.

(b) The Trust may purchase Shares of the Trust or a Series or Class by agreement with the owner thereof at a purchase price not exceeding the net asset value per Share (reduced by any redemption charge or deferred sales charge) determined (1) next after the purchase or contract of purchase is made or (2) at some later time.

(c) The Trust may pay the purchase price (reduced by any redemption charge or deferred sales charge) in whole or in part by a distribution in kind of securities from the portfolio of the Trust or the relevant Series or Class, taking such securities at the same value employed in determining net asset value, and selecting the securities in such manner as the Trustees may deem fair and equitable.

(d) The Trust may pay the redemption price in whole or in part by a distribution in kind of securities from the portfolio of the Trust, taking such securities at the same value employed in determining net asset value, and selecting the securities in such manner as the Trustees may deem fair and equitable.

Section 3. Determination of Accumulated Net Income. The Accumulated Net Income of the Trust shall be determined by or on behalf of the Trustees at such time or times as the Trustees shall in their discretion determine. Such determination shall be made in accordance with generally accepted accounting principles and practices and may include realized and/or unrealized gains from the sale or other disposition of securities or other property of the Trust. The power and duty to determine Accumulated Net Income may be delegated by the Trustees from time to time to one or more of the Trustees or officers of the Trust, to the other party to any contract entered into pursuant to Section 1 or 2 of Article VII, or to the custodian or to a transfer agent.

Section 4. Net Asset Value of Shares. The net asset value of each Share of the Trust or a Series or Class outstanding shall be determined at such time or times as may be determined by or on behalf of the Trustees. The power and duty to determine net asset value may be delegated by the Trustees from time to time to one or more of the Trustees or officers of the Trust, to the other party to any contract entered into pursuant to Section 1 or 2 of Article VII or to the custodian or to a transfer agent or other person designated by the Trustees.

The net asset value of each Share of the Trust or a Series or Class as of any particular time shall be the quotient (adjusted to the nearer cent) obtained by dividing the value, as of such time, of the net assets belonging to such Series or Class (i.e., the value of the assets belonging to such Series or Class less the liabilities belonging to such Series or Class exclusive of capital and surplus) by the total number of Shares outstanding of the Trust or the Series or Class at such time in accordance with the requirements of the 1940 Act and applicable provisions of the By-Laws of the Trust in conformity with generally accepted accounting practices and principles.

The Trustees may declare a suspension of the determination of net asset value for the whole or any part of any period in accordance with the 1940 Act.

Section 5. Suspension of the Right of Redemption. The Trustees may declare a suspension of the right of redemption or postpone the date of payment for the whole or any part of any period in accordance with the 1940 Act.

Section 6. Trust's Right to Redeem Shares. The Trust shall have the right to cause the redemption of Shares of the Trust or any Series or Class in any Shareholder's account for their then current net asset value and promptly make cash payment to the shareholder (which payment may be reduced by any applicable redemption charge or deferred sales charge), if at any time the total investment in the account does not have a minimum dollar value determined from time to time by the Trustees in their sole discretion. Shares of the Trust are redeemable at the option of the Trust if, in the opinion of the Trustees, ownership of Trust Shares has or may become concentrated to an extent which would cause the Trust to be a personal holding company within the meaning of the Federal Internal Revenue Code (and thereby disqualified under Sub-chapter M of said Code); in such circumstances the Trust may compel the redemption of Shares, reject any order for the purchase of Shares or refuse to give effect to the transfer of Shares.

ARTICLE XI
LIMITATION OF LIABILITY AND INDEMNIFICATION

Section 1. Limitation of Personal Liability and Indemnification of Shareholders. The Trustees, officers, employees or agents of the Trust shall have no power to bind any Shareholder of the Trust or any Series or Class personally or to call upon such Shareholder for the payment of any sum of money or assessment whatsoever, other than such as the Shareholder may at any time agree to pay by way of subscription for any Shares or otherwise.

No Shareholder or former Shareholder of the Trust or any Series or Class shall be liable solely by reason of his being or having been a Shareholder for any debt, claim, action, demand, suit, proceeding, judgment, decree, liability or obligation of any kind, against or with respect to the Trust or any Series or Class arising out of any action taken or omitted for or on behalf of the Trust or such Series or Class, and the Trust or such Series or Class shall be solely liable therefor and resort shall be had solely to the property of the relevant Series or Class of the Trust for the payment or performance thereof.

Each Shareholder or former Shareholder of the Trust or any Series or Class (or their heirs, executors, administrators or other legal representatives or, in case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against to the full extent of such liability and the costs of any litigation or other proceedings in which such liability shall have been determined, including, without limitation, the fees and disbursements of counsel if, contrary to the

provisions hereof, such Shareholder or former Shareholder of the Trust or such Series or Class shall be held to be personally liable. Such indemnification shall come exclusively from the assets of the Trust or relevant Series or Class.

The Trust shall, upon request by a Shareholder or former Shareholder, assume the defense of any claim made against any Shareholder for any act or obligation of the Trust or any Series or Class and satisfy any judgment thereon.

Section 2. Limitation of Personal Liability and Indemnification of Trustees, Officers, Employees or Agents of the Trust. No Trustee, officer, employee or agent of the Trust shall have the power to bind any other Trustee, officer, employee or agent of the Trust personally. The Trustees, officers, employees or agents of the Trust in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the Trust, are, and each shall be deemed to be, acting as Trustee, officer, employee or agent of the Trust and not in his own individual capacity.

Provided they have acted under the belief that their actions are in the best interest of the Trust, the Trustees and officers shall not be responsible for or liable in any event for neglect or wrongdoing by them or any officer, agent, employee, investment adviser or principal underwriter of the Trust or of any entity providing administrative services for the Trust, but nothing herein contained shall protect any Trustee or officer against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Section 3. Express Exculpatory Clauses and Instruments.

(a) All persons extending credit to, contracting with or having any claim against the Trust or a particular Series or Class shall only look to the assets of the Trust or the assets of that particular Series or Class for payment under such credit, contract or claim; and neither the Shareholders nor the Trustees, nor any of the Trust's officers, employees or agents, whether past, present or future, shall be liable therefor.

(b) The Trustees shall use every reasonable means to assure that all persons having dealings with the Trust or any Series or Class shall be informed that the property of the Shareholders and the Trustees, officers, employees and agents of the Trust or any Series or Class shall not be subject to claims against or obligations of the Trust or any other Series or Class to any extent whatsoever. The Trustees shall cause to be inserted in any written agreement, undertaking or obligation made or issued on behalf of the Trust or any Series or Class (including certificates for Shares of any Series or Class) an appropriate reference to the provisions of this Declaration of Trust, providing that neither the Shareholders, the Trustees, the officers, the employees nor any agent of the Trust or any Series or Class shall be liable thereunder, and that the other parties to such instrument shall look solely to the assets belonging to the Trust or the relevant Series or Class for the payment of any claim thereunder or for the performance thereof; but the omission of such provisions from any such instrument shall not render any

Shareholder, Trustee, officer, employee or agent liable, nor

shall the Trustee, or any officer, agent or employee of the Trust or any Series or Class be liable to anyone for such omission. If, notwithstanding this provision, any Shareholder, Trustee, officer, employee or agent shall be held liable to any other person by reason of the omission of such provision from any such agreement, undertaking or obligation, the Shareholder, Trustee, officer, employee or agent shall be indemnified and reimbursed out of the Trust property, as provided in this Article XI.

Section 4. Indemnification of Trustees, Officers, Employees, and Agents.

(a) Every person who is or has been a Trustee, officer, employee or agent of the Trust and persons who serve at the Trust's request as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any debt, claim, action, demand, suit, proceeding, judgment, decree, liability or obligation of any kind in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee, officer, employee or agent of the Trust or of another corporation, partnership, joint venture, trust or other enterprise at the request of the Trust and against amounts paid or incurred by him in the settlement thereof.

(b) The words ``claim,'' ``action,'' ``suit'' or ``proceeding'' shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative, legislative, investigative or other, including appeals), actual or threatened, and the words

``liability'' and ``expenses'' shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(c) No indemnification shall be provided hereunder to a Trustee, officer, employee or agent against any liability to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

(d) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee, officer, employee or agent may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(e) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 4 may be paid by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the Trustee, officer, employee or agent secured by a surety bond or other suitable insurance that such amount will be paid over by him to the Trust if it is ultimately determined that he is not entitled to indemnification under this Section 4.

ARTICLE XII
MISCELLANEOUS

Section 1. Trust is not a Partnership. It is hereby expressly declared that a trust and not a partnership is created hereby.

Section 2. Trustee's Good Faith Action, Expert Advice, No Bond or Surety. The exercise by the Trustees of their powers and discretions hereunder shall be binding upon everyone interested. Subject to the provisions of Article XI, the Trustees shall not be liable for errors of judgment or mistakes of fact or law. The Trustees may take advice of counsel or other experts with respect to the meaning and operation of this Declaration of Trust, and subject to the provisions of Article XI, shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.

Section 3. Establishment of Record Dates. The Trustees may close the Share transfer books of the Trust maintained with respect to the Trust or any Series or Class for a period not exceeding sixty (60) days preceding the date of any meeting of Shareholders of the Trust or any Series or Class, or the date for the payment of any dividend or the making of any distribution to Shareholders, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares of the Trust or any Series or Class shall go into effect or the last day on which the consent or dissent of Shareholders of the Trust or any Series or Class may be effectively expressed for any purpose; or in lieu of closing the Share transfer books as aforesaid, the Trustees may fix in advance a date, not exceeding sixty (60) days preceding the date of any meeting of Shareholders of the Trust or any Series or Class, or the date for the payment of any

dividend or the making of any distribution to Shareholders of the Trust or any Series or Class, or the date for the allotment of rights, or the date when any change or conversion or exchange of Shares of the Trust or any Series or Class shall go into effect, or the last day on which the consent or dissent of Shareholders of the Trust or any Series or Class may be effectively expressed for any purpose, as a record date for the determination of the Shareholders entitled to notice of, and, to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or distribution, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of shares, or to exercise the right to give such consent or dissent, and in such case such Shareholders and only such Shareholders as shall be Shareholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting, or to receive payment of such dividend or distribution, or to receive such allotment or rights, or to change, convert or exchange Shares of the Trust or any Series or

Class, or to exercise such rights, as the case may be, notwithstanding, after such date fixed aforesaid, any transfer of any Shares on the books of the Trust maintained with respect to the Trust or any Series or Class. Nothing in the foregoing sentence shall be construed as precluding the Trustees from setting different record dates for the Trust or different Series or Classes.

Section 4. Termination of Trust.

(a) This Trust shall continue without limitation of time but subject to the provisions of paragraphs (b), (c) and (d) of this Section 4.

(b) The Trustees, with the approval of the holders of a majority of the outstanding Shares, may by unanimous action sell and convey the assets of the Trust to another trust or corporation organized under the laws of any State of the United States, which is an investment company as defined in the 1940 Act, for an adequate consideration which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Trust and which may include Shares of beneficial interest or stock of such trust or corporation. Upon making provision for the payment of all such liabilities, by such assumption or otherwise, the Trustees shall distribute the remaining proceeds ratably among the holders of the Shares of the Trust then outstanding.

(c) The Trustees may at any time sell and convert into money all the assets of the Trust or any Series or Class without Shareholder approval, unless otherwise required by applicable law. Upon making provision for the payment of all outstanding obligations, taxes and other liabilities, accrued or contingent, belonging to each Series or Class, the Trustees shall distribute the remaining assets belonging to each Series or Class ratably among the holders of the outstanding Shares of that Series or Class.

(d) Upon completion of the distribution of the remaining proceeds of the remaining assets as provided in paragraphs (b) and (c), the Trust or the applicable Series or Class shall terminate and the Trustees shall be discharged of any and all further liabilities and duties hereunder or with respect thereto

and the right, title and interest of all parties shall be canceled and discharged.

Section 5. Offices of the Trust, Filing of Copies, Headings, Counterparts. The Trust shall maintain a usual place of business in Massachusetts, which, initially, shall be c/o Donnelly, Conroy & Gelhaar, One Post Office Square, Boston, Massachusetts 02109-2105, and shall continue to maintain an office at such address unless changed by the Trustees to another location in Massachusetts. The Trust may maintain other offices as the Trustees may from time to time determine. The original or a copy of this instrument and of each declaration of trust supplemental hereto shall be kept at the office of the Trust where it may be inspected by any Shareholder. A copy of this instrument and of each supplemental declaration of trust shall be filed by the Trustees with the Massachusetts Secretary of State and the Boston City Clerk, as well as any other governmental office where such filing may from time to time be required. Headings are placed herein for convenience of reference only and in case of any conflict, the text of this instrument, rather than the headings shall control. This instrument may be executed in any number of counterparts each of which shall be deemed an original.

Section 6. Applicable Law. The Trust set forth in this instrument is created under and is to be governed by and construed and administered according to the laws of The Commonwealth of Massachusetts. The Trust shall be of the type commonly called a Massachusetts business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust.

Section 7. Amendments -- General. All rights granted to the Shareholders under this Declaration of Trust are granted subject to the reservation of the right to amend this Declaration of Trust as herein provided, except that no amendment shall repeal the limitations on personal liability of any Shareholder or Trustee or repeal the prohibition of assessment upon the Shareholders without the express consent of each Shareholder or Trustee involved. Subject to the foregoing, the provisions of this Declaration of Trust (whether or not related to the rights of Shareholders) may be amended at any time, so long as such amendment does not adversely affect the rights of any Shareholder with respect to which such amendment is or purports to be applicable and so long as such amendment is not in contravention of applicable law, including the 1940 Act, by an instrument in writing signed by a majority of the then Trustees (or by an officer of the Trust pursuant to the vote of a majority of such Trustees). Any amendment to this Declaration of Trust that adversely affects the rights of Shareholders may be adopted at any time by an instrument signed in writing by a majority of the then Trustees (or by any officer of the Trust pursuant to the vote of a majority of such Trustees) when authorized to do so by the vote of the Shareholders holding a majority of the Shares entitled to vote. Subject to the foregoing, any such amendment shall be effective as provided in the instrument containing the terms of such amendment or, if there is no provision therein with respect to effectiveness, upon the execution of such instrument and of a certificate (which may be a part of such instrument) executed by a Trustee or officer to the effect that such amendment has been duly adopted. Copies of the amendment to this Declaration of Trust shall be filed as specified in Section 5 of this Article XII. A restated Declaration of Trust, integrating into a single instrument all of the provisions of the Declaration of Trust which are then in effect and

operative, may be executed from time to time by a majority of the Trustees and shall be effective upon filing as specified in Section 5.

Section 8. Amendments -- Series and Classes. The establishment and designation of any Series or Class of Shares in addition to those established and designated in Section 5 of Article III hereof shall be effective upon the execution by a majority of the then Trustees, without the need for Shareholder approval, of an amendment to this Declaration of Trust, taking the form of a complete restatement or otherwise, setting forth such establishment and designation and the relative rights and preferences of any such Series or Class, or as otherwise provided in such instrument.

Without limiting the generality of the foregoing, the Declaration of the Trust may be amended without the need for Shareholder approval to:

(a) create one or more Series or Classes of Shares (in addition to any Series or Classes already existing or otherwise) with such rights and preferences and such eligibility requirements for investment therein as the Trustees shall determine and reclassify any or all outstanding Shares as Shares of particular Series or Classes in accordance with such eligibility requirements;

(b) combine two or more Series or Classes of Shares into a single Series or Class on such terms and conditions as the Trustees shall determine;

(c) change or eliminate any eligibility requirements for investment in Shares of any Series or Class, including without limitation the power to provide for the issue of Shares of any Series or Class in connection with any merger or consolidation of the Trust with another trust or company or any acquisition by the Trust of part or all of the assets of another trust or company;

(d) change the designation of any Series or Class of Shares;

(e) change the method of allocating dividends among the various Series and Classes of Shares;

(f) allocate any specific assets or liabilities of the Trust or any specific items of income or expense of the Trust to one or more Series and Classes of Shares; and

(g) specifically allocate assets to any or all Series or Classes of Shares or create one or more additional Series or Classes of Shares which are preferred over all other Series or Classes of Shares in respect of assets specifically allocated thereto or any dividends paid by the Trust with respect to any net income, however determined, earned from the investment and reinvestment of any assets so allocated or otherwise and provide for any special voting or other rights with respect to such Series or Classes.

Section 9. Use of Name. The Trust acknowledges that Federated Investors has reserved the right to grant the non-exclusive use of the name "Federated Equity Funds''or any derivative thereof to any other investment company, investment company portfolio, investment adviser, distributor, or other business enterprise, and to withdraw from the Trust or one or more Series or Classes any right to the use of the name `Federated Equity Funds.''

The undersigned Assistant Secretary of Federated Equity Funds hereby certifies that the above stated Amendment is a true and correct Amendment to the Declaration of Trust, as adopted by the Board of Trustees on the 19th day of May, 1995.

WITNESS the due execution hereof this 15th day of August, 1995.

/s/S. Elliott Cohan
S. Elliott Cohan
Assistant Secretary

COMMONWEALTH OF PENNSYLVANIA)
: ss:
COUNTY OF ALLEGHENY)

I hereby certify that on August 15, 1995, before me, the subscriber, a Notary Public of the Commonwealth of Pennsylvania, in for the County of Allegheny, personally appeared S. Elliott Cohan, who acknowledged the foregoing to be his act.

Witness my hand and notarial seal the day and year above written.

/s/Marie H. Hamm
Notary Public
My Commission expires: September 16, 1996

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

JOHN M. SPAHN, IRA, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0352 Judge David S. Cercone
SUZANNE FETZER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0719 Judge David S. Cercone
GARY M. BAUER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al., Defendants.	Civil Action No. 04cv0702 Judge Gary L. Lancaster

(caption continued on following page)

SUPPLEMENTAL AFFIDAVIT OF PROFESSOR ROBERT H. ARONSON

RANDAL C. BREVER, for the use and benefit of the FEDERATED KAUFMANN FUND,
Plaintiff,

v.

FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al.

Defendants.

Civil Action No. 04cv0855
Judge David S. Cercone

I, Robert H. Aronson, being duly sworn, hereby declare that the following is true to the best of my knowledge, information, and belief.

1. This affidavit supplements my earlier affidavit filed in this matter.

2. I have read the *Spahn* and *Fetzer* plaintiffs' memorandum dealing with the ethics issues I raised in my previous affidavit and wish briefly to respond. Proposed Co-Lead Counsel Milberg Weiss Bershad & Schulman LLP ("Milberg Weiss") and its associated counsel appear to contend that they have solved their conflict of interest problem by eliminating the Federated Funds in the market timing litigation. In short, Milberg Weiss's and its associated counsels' attempt to cure its ethical conflict by suing the same defendants, but under different names, as stated in Professor Haas's Affidavit at ¶¶ 4, 16, has done nothing to cure the conflict.

3. As stated in Rule 1.7, dual representation of clients with adverse interests is permitted only if the lawyer reasonably believes the representation will not adversely affect the relationship with the other client and each client consents after consultation and a full disclosure of the material facts. In a situation where an attorney has a potential conflict when representing two or three clients, the attorney could potentially meaningfully obtain consent from the clients whose interests conflict. However, in the situation presented here, the clients who must consent to the representation are the class plaintiffs and the derivative plaintiffs. As stated in my

previous affidavit, the class plaintiffs in the market timing cases are really three groups of plaintiffs with sometimes-competing interests vis-à-vis the derivative plaintiffs. Aronson Aff. at ¶ 5.

4. Under Rule 1.7, obtaining the clients' consent as to a potential conflict hinges on the fact that the attorney *reasonably believes* at the outset that the representation will not adversely affect the relationship with the other client. One test for identifying an impermissible conflict is whether a disinterested lawyer would conclude that the client should not agree to the representation under the circumstances. In my opinion, due to the competing interests of the class and derivative plaintiffs, it would be unreasonable for a disinterested lawyer to allow the simultaneous representation of plaintiffs in the class and derivative cases, as Milberg Weiss and its associated counsel have tried to do here. Thus, the conflict here is likely unwaivable.

5. Even if a few of the class plaintiffs were able to consent to the representation through "lead plaintiffs," the problem remains that there would inevitably be absent class members whose interests would be totally neglected in negotiations with counsel regarding the conflict. (*See* Aronson Aff. at ¶ 5 regarding three different groups of shareholders within the class.) Moreover, the real party at interest in the derivative case would be the funds themselves. I know of no procedure for obtaining the consent of the beneficiary entities to waive any conflict, even if the named plaintiffs were to consent.

6. In my opinion, the ethical conflict presented by simultaneously representing a class of mutual fund issuer-registrant investors (including former investors) suing a mutual fund in the class cases, while bringing a derivative suit in the fee cases, to restore assets to the same fund, is real, serious, and a valid basis for disqualification.

7. One of the bases for requiring client consent, even when two clients are on the same side of a case (e.g., co-plaintiffs or co-defendants), is that an attorney who wishes to represent both (and keep both satisfied) will take positions, make arguments, and negotiate in a way that would accommodate and be satisfactory to both, even though not necessarily in the *best*

interest of one or both. For example, it might be in the best interest of the current shareholder class whose members were not shareholders during the market timing to negotiate for a settlement that enhances the present value of their shares in return for reducing claims concerning the damage done previously. However, such a litigation position would be contrary to the best interests of the shareholder class whose members are no longer shareholders. An attorney or firm representing both classes, against and on behalf of certain Federated mutual funds, would thus be unable to provide conflict-free representation and advice. Even the effort to accommodate the interests of all clients would deprive those clients of truly independent, conflict-free representation. At a minimum, the informed consent of all clients would be required.

8. I hold this opinion as a recognized expert in the field of legal ethics to a reasonable degree of professional certainty.

I certify under penalty of perjury of the laws of Washington and of the United States that the foregoing is true and correct.

DATED this 18th day of November, 2004, at Seattle, Washington.



Robert H. Aronson, Professor of Law
University of Washington School of Law

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION [All Tracks]	MDL 1586 Case Nos. 04-MD-15861 04-MD-15862 04-MD-15863 04-MD-15864

[PROPOSED] CASE MANAGEMENT ORDER NO. 1

WHEREAS, by letters dated March 3, 2004, and April 5, 2004, the Court invited submissions from the interested parties herein concerning the proper organizational structure for these Actions, and held hearings on these matters on April 2, 2004, and May 3, 2004;

NOW, THEREFORE, IN CONSIDERATION OF THE PARTIES' SUBMISSIONS AND THE HEARINGS HELD HEREIN, IT IS HEREBY ORDERED AS FOLLOWS:

I. COORDINATION AND CONSOLIDATION OF RELATED CASES

A. As stated in the Court's letter to Counsel, dated April 12, 2004, all cases filed in or transferred to this Court pursuant to the MDL Orders (collectively, the "Transferred Actions"), shall be coordinated under the docket numbers and assigned to the Judges set forth below (the "Coordinated Tracks"):

1. Cases Relating To Excelsior, Federated, or Scudder: All class actions and derivative actions transferred to the Court involving Excelsior, Federated, or Scudder mutual funds, as well as all cases filed on behalf of purchasers or holders of shares of the corporate parents of any of these entities or their investment advisors, (including all cases brought nominally on behalf of the funds or corporate parents of the funds or their investment advisors and styled as derivative actions), shall be coordinated for pre-trial proceedings under the caption In re Excelsior, Federated, and Scudder, Civil No. 04-md-15861, and assigned to Judge Blake.

2. Cases Relating To Alliance, Franklin/Templeton, Bank of America/Nations Funds, and Pilgrim Baxter: All class actions and derivative actions transferred to the Court involving Alliance, Franklin/Templeton, Bank of America/Nations Funds, and Pilgrim Baxter mutual funds, as well as all cases filed on behalf of purchasers or holders of shares of the corporate parents of any of these entities or their investment advisors , (including all cases brought nominally on behalf of the funds or corporate parents of the funds or their investment advisors and styled as derivative actions), shall be coordinated

for pre-trial proceedings under the caption In re Alliance, Franklin/Templeton, Bank of America/Nations Funds, and Pilgrim Baxter, Civil No. 04-md-15862, and assigned to Judge Davis.

3. Cases Relating To Alger, Columbia, Janus, MFS, One Group, and Putnam: All class actions and derivative actions transferred to the Court involving Alger, Columbia, Janus, MFS, One Group, and Putnam mutual funds, as well as all cases filed on behalf of purchasers or holders of shares of the corporate parents of any of these entities or their investment advisors, (including all cases brought nominally on behalf of the funds or corporate parents of the funds or their investment advisors and styled as derivative actions), shall be coordinated for pre-trial proceedings under the caption In re Alger, Columbia, Janus, MFS, One Group, and Putnam, Civil No. 04-md-15863, and assigned to Judge Motz.

4. Cases Relating To AIM/INVESCO, Artisan, Strong, and T. Rowe Price: All class actions and derivative actions transferred to the Court involving AIM/INVESCO, Artisan, Strong, and T. Rowe Price mutual funds, as well as all cases filed on behalf of purchasers or holders of shares of the corporate parents of any of these entities or their investment advisors, (including all cases brought nominally on behalf of the funds or corporate parents of the funds or their investment advisors and styled as derivative actions), shall be coordinated for pre-trial proceedings under the caption In re AIM/INVESCO, Artisan, Strong, and T. Rowe Price, Civil No. 04-md-15864, and assigned to Judge Stamp.

B. As stated in the Court's letters to counsel dated April 30, 2004 and May 4, 2004, there will be a chair/chief administrative counsel for plaintiffs for each track as set forth below:

1. In re Excelsior, Federated, and Scudder: David J. Bershad, Milberg Weiss Bershad & Schulman LLP ("Milberg Weiss").

2. In re Alliance, Franklin/Templeton, Bank of America/Nations Funds, and Pilgrim Baxter: Alan Schulman, Bernstein Litowitz Berger & Grossmann LLP ("Bernstein Litowitz").

3. In re Alger, Columbia, Janus, MFS, One Group, and Putnam: David J. Bershad, Milberg Weiss.

4. In re AIM/INVESCO, Artisan, Strong, and T. Rowe Price: Alan Schulman, Bernstein Litowitz.

C. The chair/chief administrative counsel for plaintiffs for each track will have the following duties and responsibilities:

1. Serve as a contact point for defense counsel on track-wide administrative issues (if any);

2. Organize on plaintiffs' side monthly conference calls and other track-wide proceedings; and

3. Serve as primary spokesperson in conferences and hearings on track-wide issues.

D. The firm of Tydings & Rosenberg LLP will serve as court liaison counsel for the plaintiffs in each track and will serve as contact to the court on administrative matters.

E. Each Coordinated Track will contain a subtrack for each fund family assigned to that track. Within each subtrack, pursuant to the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § 78u-4(a)(3)(B), the Court hereby appoints a lead plaintiff and lead counsel for all class claims as identified below:

1. In re Excelsior, Federated, and Scudder, Civil No. 04-md-15861 (Blake, J.):

a. In re Excelsior, Civil No. 04-md-15861-01:

(1) All class action and other direct cases involving Excelsior mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints James Hauslein as Lead Plaintiff for the consolidated class claims, and approves his selection of Schiffrin & Barroway LLP ("Schiffrin") as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Excelsior mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Chimicles & Tikellis LLP ("Chimicles") as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

b. In re Federated, Civil No. 04-md-15861-02:

(1) All class action and other direct cases involving Federated mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Colbart Birnett LP as Lead Plaintiff for the consolidated class claims, and approves its selection of Bernstein Liebhard & Lifshitz LLP ("Bernstein Liebhard") as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Federated mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Pomerantz Haudek Block Grossman & Gross LLP ("Pomerantz") as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

c. In re Scudder, Civil No. 04-md-15861-03:

(1) All class action and other direct cases involving Scudder mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Post-Retirement Health Insurance Plan as Lead Plaintiff for the consolidated class claims, and approves its selection of Berger & Montague as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Scudder mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Wolf Haldenstein Adler Freeman & Herz, LLP ("Wolf Haldenstein") as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

2. In re Alliance, Franklin/Templeton, Bank of America/Nations Funds, and Pilgrim Baxter, Civil No. 04-md-15862 (Davis, J.):

a. In re Alliance, Civil No. 04-md-15862-01:

(1) All class action and other direct cases involving Alliance mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Philip Erickson as Lead Plaintiff for the consolidated class claims, and approves his selection of Schiffrin as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Alliance mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Pomerantz as lead fund derivative counsel for this subtrack.

(3) All derivative actions filed on behalf of holders of shares of the corporate parent of the investment advisor of the Alliance mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Morris and Morris LLC as lead parent derivative counsel for this subtrack.

(4) The consolidated class action cases, the consolidated fund derivative actions and the consolidated parent derivative actions shall be coordinated for pretrial purposes as set forth herein.

b. In re Franklin/Templeton, Civil No. 04-md-15862-02:

(1) All class action and other direct cases involving Franklin/Templeton mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Nassau County Deferred Compensation Plan as Lead Plaintiff for the consolidated class claims, and approves its selection of Wolf Popper LLP as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Franklin/Templeton mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Chimicles as lead fund derivative counsel for this subtrack.

(3) All derivative actions filed on behalf of holders of shares of the corporate parent of the investment advisor of the Franklin/Templeton mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Bull & Lifshitz LLP as lead parent derivative counsel for this subtrack.

(4) The consolidated class action cases, the consolidated fund derivative actions and the consolidated parent derivative actions shall be coordinated for pretrial purposes as set forth herein.

c. In re Bank of America/Nations Funds, Civil No. 04-md-15862-03:

(1) All class action and other direct cases involving Bank of America/Nations Fund mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Retirement Design Management, Inc. as Lead Plaintiff for the consolidated class claims, and approves its selection of Goodkind Labaton Rudoff & Sucharow LLP ("Goodkind") as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Bank of America/Nations Fund mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Wolf

Haldenstein as lead fund derivative counsel for this subtrack.

(3) All derivative actions filed on behalf of holders of shares of the corporate parent of the investment advisor of the Bank of America/Nations Fund mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Bull & Lifshitz LLP as lead parent derivative counsel for this subtrack.

(4) The consolidated class action cases, the consolidated fund derivative actions and the consolidated parent derivative actions shall be coordinated for pretrial purposes as set forth herein.

d. In re Pilgrim Baxter, Civil No. 04-md-15862-04:

(1) All class action and other direct cases involving Pilgrim Baxter mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Ohio Public Employees Deferred Compensation Plan as Lead Plaintiff for the consolidated class claims, and approves its selection of Bernstein Litowitz as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Pilgrim Baxter mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Chimicles as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

3. In re Alger, Columbia, Janus, MFS, One Group, and Putnam, Civil No. 04-md-15863 (Motz, J.):

a. In re Alger, Civil No. 04-md-15863-01:

(1) All class action and other direct cases involving Alger mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Donna Gaffney as Lead Plaintiff for the consolidated class claims, and approves her selection of Schiffrin as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Alger mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Wolf Haldenstein as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

b. In re Columbia, Civil No. 04-md-15863-02:

(1) All class action and other direct cases involving Columbia mutual funds shall be consolidated for pretrial purposes. The Lead Plaintiff and Lead Counsel for the consolidated class action cases will be addressed in a supplemental case management order after a motion for appointment of Lead Plaintiff and approval of Lead Counsel is fully briefed and decided by the Court.

(2) All derivative actions filed on behalf of Columbia mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Wolf Haldenstein as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

c. In re Janus, Civil No. 04-md-15863-03:

(1) All class action and other direct cases involving Janus mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints California Financial Advisors as Lead Plaintiff for the consolidated class claims, and approves its selection of Cotchett Pitre Simon & McCarthy ("Cotchett") as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Janus mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Chimicles as lead fund derivative counsel for this subtrack.

(3) All derivative actions filed on behalf of holders of shares of the corporate parent of the investment advisor of the Janus mutual funds shall be consolidated for pretrial purposes.

The Court hereby appoints The Law Offices of Bernard M. Gross, P.C. as lead parent derivative counsel for this subtrack.

(4) All class action cases filed on behalf of purchasers of the common stock of Janus Capital Group Inc., the corporate parent of the Janus mutual funds' advisor, shall be consolidated for pretrial purposes. The Court hereby appoints First Derivative Traders as Lead Plaintiff for the Janus Capital Group, Inc. investor claims pursuant to the PSLRA, and approves its selection of Kirby McInerney & Squire, LLP as lead counsel for the Janus Capital Group, Inc. investor claims in this subtrack.

(5) The consolidated class action cases, the consolidated fund derivative actions, the consolidated parent derivative actions and the consolidated parent investor actions shall be coordinated for pretrial purposes as set forth herein.

d. In re MFS, Civil No. 04-md-15863-04:

(1) All class action and other direct cases involving MFS mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints the City of Chicago Deferred Compensation Plan as Lead Plaintiff for the consolidated class claims, and approves its selection of Bernstein Litowitz as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of MFS mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Pomerantz as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

e. In re One Group, Civil No. 04-md-15863-05:

(1) All class action and other direct cases involving One Group mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Linda Parker as Lead Plaintiff for the consolidated class claims, and approves her selection of Milberg Weiss as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of One Group mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Chimicles as lead fund derivative counsel for this subtrack.

(3) All derivative actions filed on behalf of holders of shares of the corporate parent of the investment advisor of the One Group mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints The Law Offices of Bernard M. Gross, P.C. as lead parent derivative counsel for this subtrack.

(4) The consolidated class action cases, the consolidated fund derivative actions, and the consolidated parent derivative actions shall be coordinated for pretrial purposes as set forth herein.

f. In re Putnam, Civil No. 04-md-15863-06:

(1) All class action and other direct cases involving Putnam mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Ohio Tuition Trust Authority ("OTTA") as Lead Plaintiff for the consolidated class claims, and approves its selection of Milberg Weiss as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Putnam mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Pomerantz as lead fund derivative counsel for this subtrack.

(3) All derivative actions filed on behalf of holders of shares of the corporate parent of the investment advisor of the Putnam mutual funds shall be coordinated for pretrial purposes. The Court hereby appoints Morris and Morris LLC as lead parent derivative counsel for this subtrack.

(4) The consolidated class action cases, the consolidated fund derivative actions, and the consolidated parent derivative actions shall be coordinated for pretrial purposes as set forth herein.

4. In re AIM/INVESCO, Artisan, Strong, and T. Rowe Price, Civil No. 04-md-15864 (Stamp, J.):

a. In re AIM/INVESCO, Civil No. 04-md-15864-01:

(1) All class action and other direct cases involving AIM/INVESCO mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints the City of Chicago Deferred Compensation Plan as Lead Plaintiff for the consolidated class claims, and approves its selection of Bernstein Litowitz as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of AIM/INVESCO mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Wolf Haldenstein as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

b. In re Artisan, Civil No. 04-md-15864-02:

(1) There are no cases involving the Artisan fund family before this Court.

c. In re Strong, Civil No. 04-md-15864-03:

(1) All class action and other direct cases involving Strong mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Steven J. Friedman as Lead Plaintiff for the consolidated class claims, and approves his selection of Milberg Weiss as lead class counsel for this subtrack.

(2) All derivative actions filed on behalf of Strong mutual funds shall be consolidated for pretrial purposes. The Court hereby appoints Chimicles as lead fund derivative counsel for this subtrack.

(3) The consolidated class action cases and the consolidated fund derivative actions shall be coordinated for pretrial purposes as set forth herein.

d. In re T. Rowe Price, Civil No. 04-md-15864-04:

(1) There is a single case involving T. Rowe Price fund family before the MDL, *Bilski v. AIM*, 03-CV-772. Counsel for

plaintiffs in this action are Andrew S. Friedman of Bonnett Fairbourn and George Zelcs of Korein Tillery.

II. SUBSEQUENTLY FILED OR TRANSFERRED RELATED CASES

A. If any other case is filed in this Court, transferred from another court to this Court, or removed to this Court, and is designated as a "Related Case" as defined by Rule 103(b) of the Local Rules of this Court, the Clerk of the Court shall:

1. File a copy of this Order in the separate file for the Related Case; and

2. Make an appropriate entry in the docket of the appropriate Coordinated Track and Subtrack.

B. In the circumstances referred to in paragraph II (A), above, the Co-Chairs of the Horizontal Steering Committee, as defined in paragraph III (B)(1), below, shall:

1. Mail a copy of this Order to counsel for Plaintiffs in the Related Case; and

2. Mail a copy of this Order to counsel for each defendant in the Related Case who is not already a party to any case then included in the Coordinated Tracks.

3. The Court shall consolidate any newly-filed or transferred Related Case involving families of funds identified in I(F) above as appropriate with the cases already filed under the relevant fund family subtrack, within the relevant Coordinated Track. Newly-filed or transferred cases shall be treated as "tag-along actions," as defined in Rule 1.1 of the Rules of Procedure of the MDL Panel.

4. Upon the filing or transfer of additional Related Cases involving families of mutual funds not included with the Transferred Actions, the Court shall:

a. Assign the case to a Judge within one of the existing Coordinated Tracks or, as necessary, create a new Coordinated Track to accommodate the newly-filed or transferred Related Cases; and

b. Establish a subtrack within the Coordinated Track for that fund family. In addition, based upon the submissions of the parties, the Court will identify any appropriate lead plaintiffs and lead counsel.

5. In the circumstances referred to in paragraph 4, above, the Co-Chairs of the Horizontal Steering Committee, as defined in paragraph III (B)(1), below, shall mail a copy of this Order to counsel for Plaintiffs and Defendants in the newly-filed or transferred Related Case.

C. This Order shall apply to each Related Case filed in this Court, unless a party objecting to the consolidation or coordination of that case or to any other provision of this Order serves an application for relief from this Order or from any of its provisions within ten (10) days after the date on which the Co-Chairs of the Horizontal Steering Committee, as defined in paragraph III (B)(1), below, mails a copy of this Order to counsel for that party. Notwithstanding the provisions of Rule 103(b)(iii) of the Local Rules of this Court, any dispute regarding the designation of a Related Case shall be decided by the Judge presiding over the relevant Coordinated Track to which the Related Case has been assigned. The provisions of this Order shall apply to such Related Case pending the Court's ruling on the application.

III. ORGANIZATION AND DUTIES OF COUNSEL FOR PLAINTIFFS

A. Vertical Committees

1. Each fund family subtrack will have its own vertical committee composed of lead plaintiffs' counsel for each type of claim involving that fund family (*i.e.*, class claims, fund derivative claims, parent derivative claims and parent investor claims) and Richard M. Heimann of Lieff, Cabraser Heimann & Bernstein, LLP ("Lieff, Cabraser") as liaison counsel – state law claims. The vertical committees will be chaired by an administrative counsel. Lead class counsel identified above in each fund family subtrack will serve as the administrative counsel for that subtrack.

2. Richard M. Heimann of Lieff Cabraser will serve as liaison counsel – state law claims on each of the plaintiffs' vertical fund family subtrack committees. Mr. Heimann will serve exclusively in a consultative capacity to express any unique interests of state law plaintiffs asserting supplemental state law claims in the consolidated class complaint. Counsel for defendants may communicate with the committee's administrative counsel/lead class counsel on all matters relating to all claims asserted in the class complaint, including any state law claims.

3. The members of the plaintiffs' vertical committees shall have the following responsibilities in consultation with the other members of the vertical committee as appropriate:

a. Administrative Counsel: Administrative counsel in each vertical fund family subtrack shall have the following duties and responsibilities:

(1) Serve as a contact point for defense counsel on family of fund specific administrative issues, including requests for extension and other scheduling issues;

(2) Draft and negotiate case management orders on family of fund specific issues;

(3) Coordinate discovery and assign discovery tasks;

(4) Serve as a primary spokesperson in conferences and hearings on family of fund specific administrative issues; and

(5) Coordinate settlement discussions (may have a greater role after damage allocation issues have been briefed, argued,

and decided at an early stage of the litigation, perhaps with the anticipated motions to dismiss).

b. Lead counsel for different types of claims: Lead counsel for the class, fund derivative, parent derivative and parent investor claims, if any, in each vertical fund family subtrack shall have full authority concerning substantive matters falling within their respective jurisdictions as set forth below:

(1) Prepare pleadings and other court documents on issues specific to a particular type of claim and to a particular family of funds;

(2) Argue family of fund specific issues during hearings;

(3) Conduct discovery particular to claims as assigned by administrative counsel;

(4) Represent clients' interests in internal discussions among plaintiffs' counsel; and

(5) Settlement role: to be further defined after damage allocation issues have been briefed, argued and decided.

c. Liaison counsel – state law claims: Liaison counsel for the state law claims will have the following duties and responsibilities:

(1) Prepare court documents on state law issues specific to a particular family of funds;

(2) Argue family of fund specific state law issues during hearings;

(3) Conduct discovery particular to state law claims as assigned by administrative counsel;

(4) Represent clients and other state claim plaintiffs in internal discussions among plaintiffs' counsel; and

(5) Settlement role: to be further determined after damage allocation issues have been briefed, argued, and decided.

4. Right To Be Heard By The Court: If lead plaintiffs' counsel for claims other than class claims believe that discovery assignments (or any other decisions made by administrative counsel) present a conflict, they may submit the issue to the Court for resolution.

B. Horizontal Steering Committee

1. To assist in the coordination of this litigation, the Court hereby creates a plaintiffs' "Horizontal Steering Committee," comprised of: (a) plaintiffs' administrative counsel for each vertical fund family subtrack; (b) Mark Rifkin of Wolf Haldenstein, as the representative for the fund derivative claimants; (c) Debbie Gross of The Law Offices of Bernard M. Gross, P.C., as the representative of the parent derivative actions; (d) Ira Press of Kirby, McInerney & Squire, LLP, as the representative of the parent investor claims; (e) David J. Bershad of Milberg Weiss and Alan Schulman of Bernstein Litowitz, who shall serve as the Co-Chairs of the Horizontal Steering Committee and chief administrative counsel for the MDL as a whole; and (f) John B. Isbister of the law firm of Tydings & Rosenberg LLP, who will serve as court liaison counsel for the plaintiffs' horizontal steering committee and serve as the plaintiffs' contact to the Court on administrative issues.

2. The members of the Horizontal Steering Committee shall have the following duties and responsibilities in consultation with the other members of the horizontal committee as appropriate:

a. Chairs/Chief Administrative Counsel for MDL as a whole: David J. Bershad of Milberg Weiss and Alan Schulman of Bernstein Litowitz are appointed Chairs/Chief Administrative Counsel for the MDL as a whole and shall have the following duties and responsibilities:

(1) Serve as contact point for defense counsel on MDL-wide administrative issues;

(2) Draft and negotiate case management orders on MDL-wide issues;

(3) Organize plaintiffs' side in MDL-wide hearings and other proceedings;

(4) Coordinate cross-track and MDL-wide discovery;

(5) Prepare omnibus memoranda and other court documents on MDL-wide class issues (in role as lead counsel for class claims); and

(6) Designate counsel to make oral presentations on all MDL-wide class issues (in role as lead counsel for class claims).

b. Representatives of fund derivative, parent derivative and parent investor claims: Representatives of fund derivative, parent derivative and parent investor claims serving on the horizontal steering committee shall have the following duties and responsibilities:

(1) Prepare omnibus memoranda and other court documents on MDL-wide issues within their respective subject matter areas;

(2) Designate counsel to make oral presentations on all MDL-wide issues within their respective subject matter areas.

c. Liaison Counsel for Parallel State Proceedings: Andrew S. Friedman of Bonnett, Fairbourn, Friedman & Balint, PC will serve as a liaison to the plaintiffs' horizontal steering committee for the purpose of coordinating parallel state and federal proceedings.

C. This organization of plaintiffs' counsel is subject to reconsideration and revision if the structure of the litigation is substantially changed by rulings on the motions to dismiss.

IV. SERVICE OF PLEADINGS AND OTHER PAPERS

A. The parties shall effect service of all papers on each other, including motions, briefs, discovery requests, interrogatories, and other disclosures through the CM/ECF Electronic Filing System. For purposes of these Actions, Local Rule 104.5, which prohibits the use of CM/ECF for discovery requests, is hereby waived.

B. Whenever a party files a paper more than fifteen (15) pages in length, the party shall provide the Judge(s) presiding over the relevant Coordinated Track(s) with two (2) courtesy copies, in paper form.

IT IS SO ORDERED.

Dated: ____

J. FREDERICK MOTZ
UNITED STATES DISTRICT JUDGE

Dated: ____

CATHERINE C. BLAKE
UNITED STATES DISTRICT JUDGE

Dated: ____

ANDRE M. DAVIS
UNITED STATES DISTRICT JUDGE

Dated: ____

FREDERICK P. STAMP, JR.
UNITED STATES DISTRICT JUDGE

197943_4

EXHIBIT B

IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS HOUSTON DIVISION

01-3913

MARK NEWBY, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§	CIVIL ACTION NO. H-01-3624 (Securities Suits)
SETH ABRAMS and STEVEN FRANK, Individually and On Behalf of All Others Similarly Situated, Plaintiffs, VS. ENRON CORP., *et al.*, Defendants.	§	CIVIL ACTION NO. H-01-3630
ROBERT J. CASEY II and RUTH I. HORTON, Individually and On Behalf of All Others Similarly Situated, Plaintiffs, VS. ENRON CORP., *et al.*, Defendants.	§	CIVIL ACTION NO. H-01-3647

112121128 P:\CASES\2001\01-3624\01-3624 a04

10

FRANK WILSON, On Behalf of Himself and All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3652
J. MICHAEL GOTTESMAN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3660
AVIGAYIL GREENBERG, Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § §	CIVIL ACTION NO. H-01-3670

ROBERT CHRISTIANSON, Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3671
ERNEST GOTTDIENER, Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § §	CIVIL ACTION NO. H-01-3681
MURIEL P. KAUFMAN, IRA, Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3682

JOHN F. MCCARTHY MONEY PURCHASE PLAN, Individually and on Behalf of All Others Similarly Situated,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-3686
ENRON CORP., *et al.*,	§	
Defendants.	§	

HENRY H. STEINER, Individually and on Behalf of All Others Similarly Situated,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-3717
ENRON CORP., *et al.*,	§	
Defendants.	§	

MICHAEL KOROLUK, Individually and on Behalf of All Others Similarly Situated,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-3733
ENRON CORP., *et al.*,	§	
Defendants.	§	

JAMES BRILL, on Behalf of Himself and of All Others Similarly Situated,	§	
	§	
	§	
	§	
Plaintiffs,	§	
	§	
VS.	§	CIVIL ACTION NO. H-01-3734
	§	
ENRON CORP., *et al.*,	§	
	§	
	§	
Defendant.	§	

ELMAR A. BUSCH, Individually and on Behalf of All Others Similarly Situated,	§	
	§	
	§	
	§	
Plaintiff,	§	
	§	
VS.	§	CIVIL ACTION NO. H-01-3735
	§	
ENRON CORP., *et al,*,	§	
	§	
Defendants.	§	

WARREN PINCHUCK, Individually and on Behalf of All Others Similarly Situated,	§	
	§	
	§	
	§	
Plaintiff,	§	
	§	
VS.	§	CIVIL ACTION NO. H-01-3736
	§	
ENRON CORP., *et al.*,	§	
	§	
Defendants.	§	

MAHIN S. MASHAYEKH, Individually and on Behalf of All Others Similarly Situated,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-3737
ENRON CORP., *et al.*,	§	
Defendants.	§	

BARBARA D. LEE, Individually and on Behalf of All Others Similarly Situated,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-3789
ENRON CORP., *et al.*,	§	
Defendants.	§	

DANIELLE M. KARCICH, *et al.*, on Behalf of Itself and All Others Similarly Situated,	§	
Plaintiffs,	§	
VS.	§	CIVIL ACTION NO. H-01-3838
ENRON CORP., *et al.*,	§	
Defendants.	§	

NAOMI RAPHAEL, Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § § §	CIVIL ACTION NO. H-01-3839
VICTOR RONALD FRANGIONE, on Behalf of Himself and All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3889
PATRICIA D. PARSONS, On Behalf of All Others Similarly Situated Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3903

JOHN and PEGGY ODAM, *et al.*, Plaintiffs, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § §	CIVIL ACTION NO. H-01-3914
FRANK ANTHONY CAMMARATA III, Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3993
GEORGE NICOUD, on Behalf of Himself and of All Others Similarly Situated, Plaintiff, VS. ENRON CORPORATION, *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-4009

ARCHDIOCESE OF MILWAUKEE SUPPORTING FUND, INC., Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § § §	CIVIL ACTION NO. H-01-4071
KENNETH FRANKLIN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-4106
SUSAN COPLEY, on Behalf of Herself and of All Others Similarly Situated, Plaintiff, VS. KENNETH L. LAY, *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-4168

JAMES J. DALY, as Trustee of the James J. Daly IRA Rollover and on behalf of all others similarly situated, Plaintiff, VS. ENRON CORP., *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-4189
AMALGAMATED BANK, as Trustee for the Longview Collective Investment Fund Longview Core Bond Index Fund and Certain other Trust accounts, Individually and on Behalf of All Others Similarly Situated, Plaintiffs, VS. KENNETH L. LAY, *et al.*, Defendants.	§ § § § § § § § § § § § § §	CIVIL ACTION NO. H-01-4198

PIRELLI ARMSTRONG TIRE CORPORATION RETIREE MEDICAL BENEFITS TRUST, Derivatively On Behalf of ENRON CORPORATION, Plaintiff, VS. KENNETH L. LAY, *et al.*, Defendants, - and- ENRON CORPORATION, an Oregon Corporation, Nominal Defendant.	§ § § § § § § § § § § § § § § § §	CIVIL ACTION NO. H-01-3645 (Derivative Suits)

JOSEPH E. KASSOWAY , Trustee of the Joseph E. Kassoway and Robert T. Kassoway Trust, Plaintiff, VS. ANDREW S. FASTOW, *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3690

DETECTIVES ENDOWMENT ASSOCIATION ANNUITY FUND, derivatively on behalf of Enron Corporation,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-3892
KENNETH L. LAY, *et al.*,	§	
Defendants.	§	

WILLIAM COY, Individually and Derivatively and on Behalf of All Others Similarly Situated,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-3995
ANDREW S. FASTOW, *et al.*,	§	
Defendants.	§	

CANDY MOUNTER, *et al.*, Individually and Derivatively, And on Behalf of All Similarly Situated Stockholders of Enron Corp.,	§	
Plaintiffs,	§	
VS.	§	CIVIL ACTION NO. H-01-3996
JOINT ENERGY DEVELOPMENT INVESTMENTS LP, *et al.*,	§	
Defendants.	§	

SHIRLEY J. PRATZ, *et al.*, Individually and Derivatively, And on Behalf of All Similarly Situated Stockholders of Enron Corp.,	§	
Plaintiffs,	§	
VS.	§	CIVIL ACTION NO. H-01-3997
CHEWCO INVESTMENTS LP, aka Chewco Investments of Houston, *et al.*,	§	
Defendants.	§	

FRED GREENBERG, derivatively on behalf of Enron Corp.,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-3998
ROBERT A. BELFER, *et al.*,	§	
Defendants.	§	

ENRON CORP. SAVINGS PLAN, an employee pension benefit plan appearing derivatively through Pamela M. Tittle, a participant of the plan,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-4108
ENRON CORP., an Oregon Corporation, *et al.*,	§	
Defendants.	§	

PAMELA M. TITTLE, *et al.*, on behalf of herself and a class of persons similarly situated, Plaintiffs, VS. ENRON CORP., an Oregon Corporation, *et al.*, Defendants.	§ § § § § § § § § § §	CIVIL ACTION NO. H-01-3913 (ERISA suits)
MICHAEL P. HARNEY, on Behalf of Himself and All Others Similarly Situated, Plaintiff, VS. ENRON CORP., an Oregon Corporation, *et al.*, Defendants.	§ § § § § § § § § § § §	CIVIL ACTION NO. H-01-4063
GARY W. KEMPER, on behalf of himself and All Others Similarly Situated, and on behalf of the Enron Corporation Savings Plan; *et al.*, Plaintiff, VS. ENRON CORPORATION, *et al.*, Defendants.	§ § § § § § § § § § § §	CIVIL ACTION NO. H-01-4089

BETTY J. CLARK, Individually and on Behalf of All Others Similarly Situated,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-4125
ENRON CORP., *et al.*,	§	
Defendants.	§	

DOROTHY RICKETTS, on Behalf of the Enron Corp. Savings Plan and its participants,	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-01-4128
ENRON CORPORATION, an Oregon Corporation, *et al.*,	§	
Defendants.	§	

RICHARD POTTRATZ and BRADLEY DIEBNER, on Behalf of Themselves and All Others Similarly Situated,	§	
Plaintiffs,	§	
VS.	§	CIVIL ACTION NO. H-01-4150
ENRON CORP., an Oregon Corporation, *et al.*,	§	
Defendants.	§	

CATHERINE STEVENS, *et al.*,	§	
Plaintiffs,	§	
VS.	§	CIVIL ACTION NO. H-01-4208
ENRON CORP., Savings Plan Administrative Committee, *et al.*,	§	
Defendants.	§	

CITY OF BIRMINGHAM RETIREMENT AND RELIEF PLAN on Behalf of Itself and of All Others Similarly Situated,	§	
Plaintiffs,	§	
VS.	§	CIVIL ACTION NO. H-01-3940 (Other suit)
ENRON CORPORATION, *et al.*,	§	
Defendants.	§	

ORDER OF CONSOLIDATION

A number of defendants have moved to consolidate the pending litigation concerning Enron Corporation in a single court. The motion to consolidate has been filed by the outside directors of Enron Corporation,[1] Kenneth L. Lay, Rebecca Mark-Jusbache, Jeffrey K. Skilling, Steven Kean, Lou Pai, Stanley Horton,

[1] The "outside directors" of Enron Corporation are current and former directors that have been named in many of the Enron-related lawsuits. They are Robert Belfer, Norman Blake, Jr., Ronnie C. Chan, John H. Duncan, Wendy L. Gramm, Robert K. Jaedicke, Charles A. Lemaistre, John Mendelsohn, M.D., Paulo V. Ferraz Pereira, Frank Savage, John Wakeham, Joe H. Foy, Jerome J. Meyer and Herbert Winokur.

Rick Buy, Richard Causey, Mark Frevert, and Andrew S. Fastow, Arthur Andersen LLP, and Enron Corporation itself. The consolidation is sought as to the many actions in this district arising from, or relating to, the financial difficulties of Enron Corporation. Some of the actions arise under the federal securities laws; other cases are actions filed derivatively on behalf of Enron against its present or former directors; and a third group of cases has been filed under the Employee Retirement Income Security Act on behalf of participants in various employee benefit plans maintained by Enron.

These cases all arise from a common core of operative facts. They are filed against common defendants. Many of the cases contain identical claims. The legal issues will overlap. Much of the discovery will be common to all the cases. In order to ensure the orderly progress of these lawsuits and to avoid unwarranted duplication of discovery and motion practice, the motion to consolidate the pending actions in one court is GRANTED, pursuant to Rule 42 of the Federal Rules of Civil Procedure and Local Rule 7.6 of the Southern District of Texas.

Pursuant to Rule 42 of the Federal Rules of Civil Procedure and Local Rule 7.6, and to serve the interests of justice, the actions involving or related to the financial difficulties of Enron Corporation, pending in the Southern District of Texas, are consolidated in the court in which the oldest related case was filed in this district, which is Civil Action No. H-01-3624, *Newby v. Enron Corporation, et al.* Other actions later filed in this district relating to the same core of operative facts and issues will also be consolidated in this court.

All actions filed in this district against any or all of the following will be automatically consolidated before this court: Enron Corporation, Andrew S. Fastow, ~~Kenneth L. Lay, Jeffrey K. Skilling, Richard~~ Causey, Mark Frevert, Cliff Baxter, Lou Pai, Robert A. Belfer, Norman P. Blake, Jr., Ronnie C. Chan, John H. Duncan, Wendy L. Gramm, Robert K. Jaedicke, Charles A. Lemaistre, John Mendelsohn, Paulo V. Ferraz Pereira, Frank Savage, John Wakeham, Herbert S. Winokur, Ken L. Harrison, Jerome J. Meyer, John A. Urquhart, Joint Energy Development Investments, L.P., Joint Energy Development Investments II, L.P., Chewco Investments, L.P., a/k/a Chewco Investments of Houston, L.P., Michael Kopper, LJM2 Co-Investment, L.P., Arthur Andersen LLP, Mary K. Joyce, Rebecca Mark-Jusbache, Ken Rice, Steven Kean, Stanley Horton, Richard Buy, Ben Glisan, Kristina Mordaunt or Northern Trust Company. If any such actions are subsequently filed in this district, counsel for defendants is directed to file a copy of this order along with a Notice of Consolidation in the action to be consolidated and to serve the same on counsel for plaintiffs. The Clerk of Court is directed to consolidate such action or actions before this court as follows:

The federal securities cases will be consolidated under Civil Action No. H-01-3624, *Newby v. Enron Corp., et al.*, as the lead case.

The derivative cases will be consolidated under Civil Action No. H-01-3645, *Pirelli Armstrong Tire Corp. Defined Benefit Plan, et al. v. Kenneth L. Lay, et al.*, as the lead case.

The employee benefit plan cases will be consolidated under Civil Action No. H-01-3913, *Tittle v. Enron Corp., et al.*, as the lead case.

If any party objects to the consolidation, that party must file an objection to consolidation with this court within 10 days of the filing of this Notice of Consolidation.

Scheduling orders will be issued separately.

SIGNED on December 12, 2001, at Houston, Texas.



Lee H. Rosenthal
United States District Judge

EXHIBIT C

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF OHIO
EASTERN DIVISION

IN RE: THE GOODYEAR TIRE & RUBBER COMPANY SECURITIES LITIGATION;	)	**CASE NO.: 5:03CV02166**
	)	consolidating: 5:03CV02166 5:03CV02168 5:03CV02176 5:03CV02188 5:03CV02192 5:03CV02203 5:03CV02210 5:03CV02227 5:03CV02233 5:03CV02285 5:03CV02286 5:03CV02287 1:03CV02294 5:03CV02297 5:03CV02298 5:03CV02299 1:03CV02344 5:03CV02443 5:03CV02447 5:03CV02592
IN RE: THE GOODYEAR TIRE & RUBBER COMPANY DERIVATIVE LITIGATION;	)	**CASE NO.: 5:03CV02180**
	)	consolidating: 5:03CV02180 5:03CV02204 5:03CV02374 5:03CV02468 5:03CV02469
-and-	)	
IN RE: THE GOODYEAR TIRE & RUBBER COMPANY ERISA LITIGATION.	)	**CASE NO.: 5:03CV02182**
	)	consolidating: 5:03CV02182 5:03CV02183 5:03CV2209 5:03CV02219 5:03CV02220 5:03CV02262 5:03CV02360 5:03CV02367
	)	**JUDGE JOHN R. ADAMS** **MAGISTRATE JUDGE GALLAS**
	)	**CONSOLIDATION ORDER**

This matter comes before the Court on Defendants' Motion to Adopt Case Management Proposal filed in numerous lawsuits pending in the Northern District of Ohio (collectively, the "Actions"). Defendants' Motion is GRANTED IN PART in accordance with the terms of this Order.

The Actions involve allegations against The Goodyear Tire & Rubber Company ("Goodyear") and/or its current and former directors and officers (the "Individual Defendants") and related parties (collectively, "Defendants") relating to an announcement made by Goodyear on October 22, 2003 that its financial results would be restated for certain prior fiscal periods.

Each of the Actions falls into one of three categories: (1) twenty of the Actions assert federal securities claims purportedly on behalf of shareholders of Goodyear (the "Securities Actions"); (2) five of the Actions assert derivative claims on behalf of nominal defendant Goodyear against certain Individual Defendants (the "Derivative Actions"); and (3) eight of the Actions assert claims pursuant to the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1001, et. seq., by purported participants in the Goodyear Employee Savings Plan, on behalf of the themselves and others similarly situated (the "ERISA Actions"). In order to promote judicial economy, avoid duplication and reduce unnecessary expenses and motion practice, the Court finds it appropriate at this time to provide for the consolidation and coordination of these actions. Accordingly, it is hereby ORDERED that:

1. **TRACK ASSIGNMENT.** The consolidated cases established herein are assigned to the complex case management track in accordance with Local Rule 16.2.

2. **ELECTRONIC FILING.** Counsel will use electronic filing and service with respect to all documents and exhibits.

3. **CONSOLIDATION.** The Actions shall be consolidated into three separate

cases consisting of the: (1) Securities Actions; (2) Derivative Actions; and (3) ERISA Actions.

A. **The Securities Actions.** All of the Securities Actions shall be consolidated and styled In re The Goodyear Tire & Rubber Company Securities Litigation, 5:03CV02166. Any pending action and any action subsequently filed, transferred or removed that arises out of the subject matter of any of the Securities Actions shall be so consolidated.

The following Securities Actions shall be organized under the caption In re The Goodyear Tire & Rubber Company Securities Litigation, Case No. 5:03CV02166:

Halpert Enterprises, Inc. v. Goodyear Tire & Rubber Company, et al., 5:03CV02166;

Heacock, v. Goodyear Tire & Rubber Company, et al., 5:03CV02168;

Crowley, v. Goodyear Tire & Rubber Company, et al., 5:03CV02176;

Horwitz v. Goodyear Tire & Rubber Company, et al., 5:03CV02188;

Horn v. Goodyear Tire & Rubber Company, et al., 5:03CV02192;

Castro v. Goodyear Tire & Rubber Company, et al., 5:03CV02203;

Marnach v. Goodyear Tire & Rubber Company, et al., 5:03CV02210;

Topaz Realty Corporation v. Goodyear Tire & Rubber Company, et al., 5:03CV02227;

Lubischer v. Goodyear Tire & Rubber Company, et al., 5:03CV02233;

Kahn v. Goodyear Tire & Rubber Company, et al., 5:03CV02285;

Batchelder v. Goodyear Tire & Rubber Company, et al., 5:03CV02286;

Cohen v. Goodyear Tire & Rubber Company, et al., 5:03CV02287;

Gomlak & Hettger v. Goodyear Tire & Rubber Company, et al., 1:03CV02294;

Hauser v. Goodyear Tire & Rubber Company, et al., 5:03CV02297;

Shah. v. Goodyear Tire & Rubber Company, et al., 5:03CV02298;

Baird. v. Goodyear Tire & Rubber Company, et al., 5:03CV02299;

Yanushevsky v. Goodyear Tire & Rubber Company, et al., 1:03CV02344;

Haddad v. Goodyear Tire & Rubber Company, et al., 5:03CV02443;

Lombardo v. Goodyear Tire & Rubber Company, et al., 5:03CV02447 and

Fisher v. Goodyear Tire & Rubber Company et al., 5:03CV02592.

From the date of this Order, case number 5:03CV02166 shall serve as the Goodyear Securities Litigation Master File. **Counsel shall file all pleadings and documents pertaining to any of the consolidated Securities Actions ONLY under case number 5:03CV02166 and NOT in the individual Securities Actions.**

B. **The Derivative Actions.** All of the Derivative Actions shall be consolidated and styled In re The Goodyear Tire & Rubber Company Derivative Litigation, 5:03CV02180. Any pending action and any action subsequently filed, transferred or removed that arises out of the subject matter of any of the Derivative Actions shall be so consolidated.

The following Derivative Actions shall be organized under the caption In re The Goodyear Tire & Rubber Company Derivative Litigation, 5:03CV02180;

Plumbers & Pipefitters Local 572 Pension Fund v. Gibara, 5:03CV02180;

Golumbuski v. Gibara, 5:03CV02204;

Yanushevsky v. Gibara, 5:03CV02374;

Wargo v. Keegan, 5:03CV02468; and

Rhodes v. Keegan, 5:03CV02469.

From the date of this Order, case number 5:03CV02180 shall serve as the Goodyear Derivative Litigation Master File. **Counsel shall file all pleadings and documents pertaining to any of the consolidated Derivative Actions ONLY under case number 5:03CV02180 and NOT in the individual Derivative Actions**.

C. **The ERISA Actions.** All of the ERISA Actions shall be consolidated and styled In re The Goodyear Tire & Rubber Company ERISA Litigation, 5:03CV02182. Any pending action and any action subsequently filed, transferred or removed that arises out of the subject matter of any of the ERISA Actions shall be so consolidated.

The following pending ERISA Actions shall be organized under the caption In re The Goodyear Tire & Rubber Company ERISA Litigation, 5:03CV02182:

McNeillie v. Goodyear Tire & Rubber Company, 5:03CV02182;

West v. Goodyear Tire & Rubber Company, 5:03CV02183;

Loomis v. Goodyear Tire & Rubber Company, 5:03CV02209;

Lindstrom v. Goodyear Tire & Rubber Company, 5:03CV02219;

Wintermyer v. Goodyear Tire & Rubber Company, 5:03CV02220;

Kearney v. Goodyear Tire & Rubber Company, 5:03CV02262;

Collier v. Goodyear Tire & Rubber Company, 5:03CV02360; and

Prather v. Goodyear Tire & Rubber Company, 5:03CV02367.

From the date of this Order, case number 5:03CV02182 shall serve as the Goodyear ERISA Litigation Master File. **Counsel shall file all pleadings and documents pertaining to any of the consolidated ERISA Actions ONLY under case number 5:03CV02182 and NOT in the individual ERISA Actions.**

4. **NEWLY FILED, TRANSFERRED OR REMOVED ACTIONS.** Counsel shall call to the attention of the Clerk of Court the filing, transfer or removal of any case that might properly be consolidated with one of the three consolidated actions.

When an unconsolidated case arises out of the same subject matter as one of the consolidated actions, the Clerk of Court shall (1) file a copy of this Order in the individual file for such unconsolidated action, and (2) make the appropriate entry in the applicable consolidated action.

5. **APPOINTMENT OF LEAD PLAINTIFFS AND LEAD COUNSEL.**

A. **The Securities Actions**. Notice as contemplated by the Private Securities Litigation Reform Act of 1995, 15 U.S.C. § 78u-4(a)(3)(A), to all potential lead plaintiffs and lead counsel was published on October 23, 2003.

All motions for designation as lead plaintiff and lead counsel shall be filed on or before **January 19, 2004**.

The Court will hold a hearing regarding the designation of lead plaintiff and lead counsel on **February 10, 2004** at **9:00 a.m.** at the **United States Courthouse, Two South Main Street, Courtroom 530, Akron, Ohio**. Only counsel for movants and counsel for Defendants need appear.

B. **The Derivative Actions**. With respect to the designation of lead plaintiff and lead counsel, the consolidated Derivative Actions shall proceed according to the same schedule specified above for the consolidated Securities Actions.

C. **The ERISA Actions**. With respect to the designation of lead plaintiff and lead counsel, the consolidated ERISA Actions shall proceed according to the same schedule specified above for the consolidated Securities Actions.

6. **STAY OF DISCOVERY.** Discovery in all of the Actions and consolidated

actions contemplated in this Order, including Initial Disclosures pursuant to Rule 26(a) of the Federal Rules of Civil Procedure, shall be stayed until the Court holds a Case Management Conference in accordance with Local Rule 16.3(b).

7. **TIME TO ANSWER OR OTHERWISE PLEAD.** The time to answer or otherwise plead to a complaint filed in any of the Actions is stayed until the Court holds a Case Management Conference in accordance with Local Rule 16.3(b).

8. **CASE MANAGEMENT CONFERENCE.** The Court will schedule a Case Management Conference in accordance with Local Rule 16.3(b) following the appointment of lead plaintiffs and lead counsel. The Court will establish additional case management procedures at the Case Management Conference.

9. **FILING OF THIS ORDER BY THE CLERK OF COURT.** The Clerk of Court shall file a copy of this Order in each of the three consolidated actions established herein, and in each of the individual Actions.

10. **IMPROPER FILING BY COUNSEL.** The Court will automatically strike any filings not in compliance with this Order. The Court may apply additional sanctions for improper filing.

IT IS SO ORDERED.

s/ Judge John R. Adams 12/31/03
JUDGE JOHN R. ADAMS
UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF PENNSYLVANIA

JOHN M. SPAHN, IRA, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0352 Judge David S. Cercone
SUZANNE FETZER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated INVESTORS, INC., et al., Defendants.	Civil Action No. 04cv0719 Judge David S. Cercone
GARY M. BAUER, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, v. Federated EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al., Defendants.	Civil Action No. 04cv0702 Judge Gary L. Lancaster

(caption continued on following page)

CERTIFICATE OF SERVICE

RANDAL C. BREVER, for the use and benefit of the FEDERATED KAUFMANN FUND, Plaintiff, v. FEDERATED EQUITY MANAGEMENT COMPANY OF PENNSYLVANIA, et al. Defendants.	Civil Action No. 04cv0855 Judge David S. Cercone

I, Ellen M. Doyle, do hereby certify that, on November 19, 2004, I caused to be served upon the following by First Class, postage prepaid U.S. Mail a copy of the following:

- The *Brever* Plaintiffs' Sur-Reply Brief in Further Opposition to the *Spahn* and *Fetzer* Plaintiffs' Motion for Consolidation, Exhibits A-C
- Supplemental Affidavit of Professor Robert H. Aronson
- Affidavit of Jeffrey J. Haas in Support of Plaintiffs' Further Opposition
- Supplemental Affidavit of Professor Geoffrey C. Hazard, Jr.
- Certificate of Service

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
Daniel P. Dietrich
Peter E. Seidman
MILBERG WEISS BERSHAD HYNES & LERACH LLP
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New York, NY 10119-0165
(212) 594-5300
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Marc A. Topaz
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SHIFFRIN & BARROWAY, LLP
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Suite 400
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(610) 667-7706

Fax: (610) 667-7056

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FAX (813) 229-8313

Charles J. Piven
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LAW OFFICES OF CHARLES J. PIVEN
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Baltimore, MD 21202
(410) 332-0030
FAX (410) 685-1300

Jonathan A. Shapiro
WILMER CUTLER PICKERING HALE & DORR LLP
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Boston, MA 02109
(617) 526-6224
FAX: (617) 526-5000

Thomas C. Cooper
COOPER & ZIEGLER
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Pittsburgh, PA 15219
(412) 281-6770
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George A. Zelcs
KOREIN TILLERY, LLC
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(312) 641-9750
Fax: (312) 641-9751

Steven A. Katz
Douglas R. Sprong
KOREIN TILLERY LLC
Gateway One on the Mall
701 Market Street, Ste. 300
St. Louis, MO 63101-1820
(314) 241-4844
Fax: (314) 588-7036

Alfred G. Yates, Jr.
Gerald L. Rutledge
LAW OFFICE OF ALFRED G. YATES, JR., P.C.
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219
(412) 391-5164
Fax: (412) 471-1033

Thomas L. Allen
Perry A. Napolitano
Roy W. Arnold
REED SMITH LLP
435 Sixth Avenue
Pittsburgh, PA 15219
(412) 288-3131
Fax: (412) 288-3063

Robert J. Higgins
Eric Bensky
DICKSTEIN SHAPIRO MORIN & OSHINSKY LLP
2101 L Street NW
Washington, DC 20037-1526
(202) 785-9700
Fax: (202) 887-0689

G. Calvin Hayes
Holland & Knight, LLP
100 North Tampa Street, Suite 4100
P.O. Box 1288
Tampa, FL 33601-1288

MALAKOFF DOYLE & FINBERG, P.C.

By: Ellen M Doyle
Ellen M. Doyle
The Frick Building
Suite 200
Pittsburgh, PA 15219-6003
Tel: (412) 281-8400
Fax: (412) 281-3262

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Tel: (206) 623-1900
Fax: (206) 623-3384

Ron Kilgard
Gary Gotto
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Tel: (602) 248-0088
Fax: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK &
BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Tel: (842) 727-6500
Fax: (843) 727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS,
L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Tel: (813) 225-2500
Fax: (813) 223-7118

Attorneys for Plaintiffs